8/18


03029343

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arisawa Manufacturing Co Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
AUG 27 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4620 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 8/18/03

SECURITIES REPORT

(Report pursuant to Paragraph 1 of Article 24 of the Securities and Exchange Law)

The 55th Term

From April 1, 2002

through March 31, 2003

ARISAWA MANUFACTURING CO., LTD.

301-046

This document is an English translation of the Japanese language original solely for the reference purposes. The Japanese language original prevails over any translation

Arisawa Mfg. Co., Ltd.

TABLE OF CONTENTS

Arisawa Mfg. Co., Ltd.

Cover Page

Type of Submitted Document:	Securities Report
Applicable Provision	Paragraph 1 of Article 24 of the Securities and Exchange Law
Submitted to:	Chief of Kanto Financial Affairs Bureau
Date of Submission:	June 30, 2003
Interim Fiscal Term:	The 55th Term (from April 1, 2002 to March 31, 2003)
Name of Company:	Kabushiki Kaisha Arisawa Seisakusho
English Translation of Company Name:	Arisawa Mfg. Co., Ltd.
Name and Title of Representative:	Sanji Arisawa, Representative Director & President
Location of Principal Office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture
Telephone Number:	(025) 524-5126
Contact Person:	Kouji Ohta, Group Leader, Accounting Group, General Affairs Department
Nearest Liaison Office:	12-5, Yanagibashi 2-chome, Taito-ku, Tokyo
Telephone Number:	(03) 3861-1110
Contact Person:	Hideo Koike, General Affairs Group, Tokyo Branch Office
Places where Copies of Semi-Annual Report Are Available for Public Inspection:	Arisawa Mfg. Co., Ltd., Tokyo Branch Office 12-5, Yanagibashi 2-chome, Taito-ku, Tokyo
	Arisawa Mfg. Co., Ltd., Osaka Branch Office Konishi Nissei Building 11th Floor, 12-12, Minami Senba 4-chome, Chuo-ku, Osaka
	Tokyo Stock Exchange 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

PART I. INFORMATION ABOUT THE BUSINESS

I. General Conditions of Business

1. Changes in the Principal Business Indicators, etc.

(1) Consolidated Business Indices, etc.

Term	51st Term	52nd Term	53rd Term	54th Term	55th Term
Year end	March 1999	March 2000	March 2001	March 2002	March 2003
Sales (¥ millions)	22,887	25,398	30,691	28,711	37,004
Ordinary profits (¥ millions)	2,657	3,208	4,818	3,791	5,276
Net profits for the current term (¥ millions)	1,668	2,039	3,118	2,358	3,119
Net assets (¥ millions)	12,880	16,928	20,599	27,385	29,314
Total assets (¥ millions)	25,950	29,478	33,896	37,851	44,712
Net asset per share (¥)	751.07	947.87	1,040.82	1,126.44	1,092.69
Earnings per share for the current term (¥)	97.30	116.52	159.98	106.08	115.15
Fully diluted earnings per share for current term (¥)	---	---	159.81	106.03	114.96
Net worth ratio (%)	---	57.5	60.8	72.3	65.7
Return on equity (%)	---	13.7	16.6	9.8	11.0
Price earnings ratio (x)	---	19.6	17.5	21.0	19.4
Cash Flows From Operating Activities (¥ millions)	---	2,134	4,821	4,030	6,783
Cash Flows From Investing Activities (¥ millions)	---	-2,785	-1,841	-4,380	-5,381
Cash Flows From Financing Activities (¥ millions)	---	445	-2,681	3,951	-799
Closing balance of cash or cash equivalents (¥ millions)	---	1,288	1,593	5,251	5,773
Number of Employees	---	782	798	851	881

Notes:
1. *Consumption tax not included in sales amounts.*
2. *Figures for "Fully diluted earnings per share for current term" are not shown as the company has not issued corporate bonds with warrants attached or convertible bonds, and because the period for exercising preemptive rights granted in or prior to 52nd terms pursuant to the Paragraph 1 of previous Article 280-19 of the Commercial Code have not yet arrived.*
3. *From the 55th Term, in calculating net asset per share, earnings per share for the current term, and fully diluted earnings per share for current term, we have adopted "the accounting rule for earning per share" (the Corporate Accounting Standard No. 2) and "the guideline for adopting the accounting rule for earnings per share" (The Guideline No. 4 for adopting Corporate Accounting Standards).*

(2) Business Indices of the Company

Year end	March 1999	March 2000	March 2001	March 2002	March 2003
Sales (¥ millions)	20,493	22,465	27,518	26,063	34,594
Ordinary profits (¥ millions)	1,981	2,190	3,528	3,425	4,552
Net profits for the current term (¥ millions)	1,111	1,240	2,002	2,009	2,469
Capital Stock (¥ millions)	2,633	3,673	3,876	6,320	6,378
Total Number of shares issued (1,000 shares)	17,150	17,860	19,791	24,311	26,801
Net assets (¥ millions)	11,387	14,618	17,183	23,645	25,015
Total assets (¥ millions)	23,286	25,930	29,034	32,718	39,185
Net asset per share (¥)	664.01	818.52	868.19	972.60	932.23
Dividend per share (¥) (out of which Interim dividend per share)	15.00 (-)	16.00 (-)	24.00 (-)	21.00 (-)	23.00 (-)
Earnings per share for current term (¥)	64.79	70.92	102.76	90.36	90.87
Fully diluted earnings per share (¥)	---	---	102.65	90.31	90.72
Net worth Ratio (%)	48.9	56.4	59.2	72.3	63.8
Return on equity (%)	---	9.5	12.6	9.8	10.1
Price Earnings Ratio (x)	---	32.1	27.2	24.7	24.5
Pay-out Ratio (%)	23.1	23.0	23.7	25.4	25.3
Number of Employees	678	570	531	569	603

Notes:

1. *Consumption tax not included in sales amounts.*
2. *Figures for "Fully diluted earnings per share for current term" are not shown as the company has not issued corporate bonds with warrants attached or convertible bonds, and because the period for exercising preemptive rights granted in or prior to 52nd terms pursuant to the Paragraph 1 of previous Article 280-19 of the Commercial Code have not yet arrived.*
3. *Number of Employees indicates number of full-time employees from the end of 52nd Term.*
4. *From the 54th term we have deducted treasury shares from capital, and the values for the net assets per share, net income per share, and net income per share after adjustments for potential shares have been calculated after subtracting the number of treasury shares from the total shares issued.*
5. *From the 55th Term, in calculating net asset per share, earnings per share for the current term, and fully diluted earnings per share for current term, we have adopted "the accounting rule for earning per share" (the Corporate Accounting Standard No. 2) and "the guideline for adopting the accounting rule for earnings per share" (The Guideline No. 4 for adopting Corporate Accounting Standards).*

2. History of the Company

July 1949	Took over the business of Arisawa Seisakusho, which was founded in 1909 and which manufactured Battenberg lace, narrow-width fabrics, electrical insulated tape, fiberglass, etc., and established Arisawa Manufacturing Co., Ltd.
April 1954	Established the Resin Processing Division.
June 1954	Moved the principal office from Ohmachi, Takada City (now Joetsu City), Niigata Prefecture to Minami Honcho in the same city.
May 1959	Opened the Tokyo Office and the Osaka Office.
September 1960	Initial public offer of the shares of the Company is made for the OTC market with the Tokyo Securities Dealers Association.

Arisawa Mfg. Co., Ltd.

December 1966	Established Arisawa Jushi Kogyo Co., Ltd. (currently a consolidated subsidiary), which specializes in the molding and processing of resin products in use for industrial-use structural materials.
June 1968	Opened a plant and built a new facility to process resins in Ohaza Nakatahara, Takada City (now Joetsu City), Niigata, Prefecture.
August 1973	Established Eagle Co., Ltd. (currently a consolidated subsidiary), a golf training course management company.
March 1974	Established Myoko Shinko Co., Ltd. (currently a consolidated subsidiary), which processes resin products in use for electrical insulating materials
June 1974	Merged with Arisawa Trading Co., Ltd. and reorganized the Operation Division into the Tokyo Branch Office, Osaka Branch Office, and Takada Sales Office.
April 1976	Established Yuai Sangyo, Ltd. (currently a consolidated subsidiary), which manufactures glass and woven products in use for electrical insulating materials.
May 1987	Established Arisawa Butsuryu, Ltd. (currently a consolidated subsidiary), a warehouse management and distribution company.
October 1989	Established Arisawa Kenpan Co., Ltd. (currently a consolidated subsidiary), which buys and sells related products.
December 1989	Established Arisawa Sporting Goods Co., Ltd. with equity participation from Arisawa Jushi Kogyo Co., Ltd., which buys and sells sporting goods (currently a consolidated subsidiary).
July 1991	With joint equity participation by Nihon Kayaku Co., Ltd., established Polatechno Co., Ltd., which manufactures LCD-use polarizing plates and Polatechno Hanbai Co., Ltd. which sells the polarizing plates.
December 1994	Opened a Technical Development Center within the Nakatahara Plant.
October 1996	With equity participation by Arisawa Butsuryu, Ltd., acquired Takada Vinyl, which specializes in the molding and processing of resin products for use in industrial materials (currently a consolidated subsidiary, Arisawa Polywork Co., Ltd.).
June 1999	Polatechno Co., Ltd. merges with Polatechno Hanbai Co., Ltd.
July 1999	Opened a plant at Ohaza Nakatahara, Joetsu City, Niigata (on the west side of Natatahara Plant), where a new facility of resin processing was installed.
April 2000	Established Colorlink Japan Co., Ltd. (currently a consolidated subsidiary) which manufactures special optical films by joint investment with Colorlink, Inc. in U.S.A.
July 2000	Established Arisawa Fiber Glass Co., Ltd. (currently a consolidated subsidiary) to which the Company segregated and transferred its glass cloth weaving department related to electronic material and electrical insulating materials.
September 2002	The Company was switched from the second section to the first section of the Tokyo Stock Exchange.

3. Business Lines

The Arisawa Group is composed of the Company (parent), 14 subsidiaries and 7 affiliates. Its main business is the sales of electronic materials, display materials, electrical insulating materials, and industrial-use structural materials. Other business activities of the Group are sales, distribution and other services of the products related to the above materials, and sales of sporting goods, etc.

The positioning of the group's businesses and the relationship with the segments of each business is as follows. The two businesses "Manufacturing and Sales of Industrial-Use Materials" and "Other Operations" use the same divisions of segment information as those for each type of business in Segment Information of '5. State of Accounting'.

(1) Operation of Manufacturing and Sales of Industrial-Use Materials, etc.

1) Electronic Materials

The Company manufactures and sells electronic materials for use in flexible and rigid printed circuit boards while its subsidiary, Arisawa Fiber Glass Co., Ltd. manufactures glass cloth for printed circuit boards. The affiliated Tailflex Scientific Co., Ltd. manufactures and sells materials for flexible printed circuits boards.

2) Display Materials

The Company manufactures and sells display materials such as Fresnel lenses and anti-reflective screen panels for rear-projection TVs, while its subsidiaries Arisawa Optic Co., Ltd. manufactures and sells anti-glare filters and Arisawa PG Co., Ltd. develops special optical glasses. The affiliated company Polatechno Co., Ltd. manufacturers and sells LCD-use polarizing plates, etc., Scalar Corporation manufactures and sells medical-use optical equipment, as well as Colorlink Japan Co., Ltd. manufactures special optical films.

The name of Optical Materials category has been changed to Display Materials to represent nature of those products more precisely.

3) Electric insulating materials

Electric insulating materials such as general purpose-use glass cloth and tapes are manufactured by a subsidiary, Arisawa Fiber Glass Co., Ltd. and sold by the Company, which are also manufactured by subsidiaries, Yuai Sangyo, Ltd. and Howa Sangyo, Ltd., and an affiliate, Tochio Nakajin Shosen, Ltd.

Furthermore, the Company manufactures and sells flame and heat resistant electrical wire-use Mica tapes, electric insulating prepregs, adhesive tapes, etc., which are also manufactured by subsidiaries, Myoko Shinko Co., Ltd. and Arisawa Jushi Kogyo Co., Ltd.

4) Industrial-Use Structural Materials

The Company manufactures and sells industrial-use structural materials such as FW molded products, aircraft-use honeycomb panels, pultrusion molded products, and press laminate molded products. A subsidiary, Arisawa Polywork Co., Ltd., and an affiliate, Shinano Co., Ltd., manufacture vacuum molded products and FRP ski sheets, etc.

Related products indicated in 3) and 4) above are sold by the Company and a subsidiary Arisawa Kenpan Co., Ltd. A subsidiary, Arisawa Butsuryu, Ltd., carries out the warehousing and transport of such products.

(2) Other Operations

Eagle Co., Ltd., a subsidiary, manages golf training courses, Arisawa Sporting Goods Co., Ltd. sells sporting goods, Kei Ski Garage, Ltd. manufactures and sells sporting goods.

The structure of the Group is indicated in the following diagram:

Arisawa Mfg. Co., Ltd.



ARISAWA MANUFACTURING CO., LTD.
Manufacture & Sales Industrial Materials: Electric Materials
Taiflex Scientific Co., Ltd. : Manufacture and sale of flexible printed boards
Arisawa Fiber Glass Co., Ltd.: Manufacture of glass and special fiber woven products
Manufacture & Sales Industrial Materials: Display Materials
Polatechno Co., Ltd.: Manufacture and sale of LCD anti-glare sheets
Arisawa Optic Co., Ltd.: Manufacture and sale of antiglare filters
Arisawa PG Co., LTD.: Development of special optical grasses
Colorlink Japan Co., Ltd.: Manufacture and sale of special optical films
Scalar Corporation: Manufacture and sale of medical-use optical equipments
Manufacture & Sales of Industrial Materials: Electrical Insulation
Myoko Shinko Co., Ltd.: Processing resin products
Arisawa Jushi Kogyo Co., Ltd.: Molding and processing of resin products
Yuai Sango, Ltd.: Manufacture of glass and special fiber woven products
Howa Sangyo, Ltd.: Manufacture of glass and special fiber woven products
Techio Nakajin Shosen, Ltd.: Manufacture of glass and special fiber woven products
Manufacture & Sales of Industrial Materials: Industrial-Use Structural
Arisawa Polywork Co., Ltd.: Molding and processing of resin products
Shinano Co., Ltd.: Molding and processing of resin products, process vinyl products
Ryoyu Kogyo Co., Ltd.: Molding and processing of resin products
Manufacture & Sales of Industrial Materials: Miscellaneous
Arisawa Butsuryu, Ltd.: Warehousing and distribution
Arisawa Kenpan Co., Ltd.: Sales of related products
Miscellaneous Operations
Eagle Co., Ltd.: Management of golf training courses
Arisawa Sporting Goods Co., Ltd.: Sale of sporting goods
Kei Ski Garage, Ltd.: Manufacture and sale of ski equipment
Arisawa Sangyo, Ltd.: Real estate management

Arisawa Mfg. Co., Ltd.

Transactions of Products, etc.

Other transactions

Consolidated Subsidiaries: 10

Unconsolidated Subsidiaries: 4

Equity Method Affiliated Companies: 5

Non-Equity Method Affiliated Companies: 2

Notes:
1. *Arisawa Polywork Co., Ltd. is an indirect subsidiary invested by Arisawa Butsuryu, Ltd.*
2. *Arisawa Sporting Goods Co., Ltd. is an indirect subsidiary invested by Arisawa Jushi Kogyo Co., Ltd*

Arisawa Mfg. Co., Ltd.

4. State of Affiliated Companies

(1) Parent Company
No applicable matters.

(2) Consolidated Subsidiaries

Company Name	Address	Capital Stock (Thousands of yen)	Main Business Content	Voting right possession ratio (%)	Relationship
Arisawa Fiber Glass Co., Ltd.	Joetsu, Niigata	100,000	Manufacture and sale of industrial use materials	100.0	Consigned production of glass fiber weaving products concerning electronic materials and electric insulating materials; lease of buildings and manufacturing facilities; financial support; concurrence of officers
Arisawa Kenpan Co., Ltd.	Chuo-ku, Osaka	30,000	Manufacture and sale of industrial use materials	100.0	Procurement of raw materials for products concerning business for the manufacture of industrial use materials and sale of such products; debt guaranty; concurrence of officers
Arisawa Jushi Kogyo Co., Ltd.	Joetsu, Niigata	10,000	Manufacture and sale of industrial use materials	100.0	Consigned production of resin products concerning industrial use structural materials; lease of land and buildings; concurrence of officers
Myoko Shiinko Co., Ltd.	Joetsu, Niigata	10,000	Manufacture and sale of industrial use materials	100.0	Consigned production of resin products concerning electrical insulating materials; concurrence of officers
Arisawa Optic Co., ltd.	Joetsu, Niigata	10,000	Manufacture and sale of industrial use materials	100.0	Lease of buildings and manufacturing facilities; supply of raw materials; financial support; debt guaranty; concurrence of officers
Eagle Co., Ltd.	Joetsu, Niigata	10,000	Other businesses	100.0	Lease of land; financial support; debt· guaranty: concurrence of officers
Yuai Sangyo, Ltd.	Joetsu, Niigata	16,000	Manufacture and sale of industrial use materials	100.0	Consignment of processing of glass fiber products concerning electrical insulating materials; lease of buildings; concurrence of officers
Arisawa Butsuryu, Ltd.	Joetsu, Niigata	5,000	Manufacture and sale of industrial use materials	100.0 (1.0)	Consignment of warehousing and distribution operations; lease of buildings; concurrence of officers
Arisawa Polywork Co., Ltd.	Joetsu, Niigata	10,000	Manufacture and sale of industrial use materials	100.0 (100.0)	Stocking of resin products concerning industrial-use structural materials; lease of machinery; concurrence of officers
Arisawa Sporting Goods Co., Ltd. (Note 5)	Kawa-guchi, Saitama	10,000	Other businesses	100.0 (100.0)	Sale of process resin products; lease of buildings; debt guaranty; concurrence of officers

Notes: 1. *Figures in brackets represent indirect voting rights out of the total voting rights.*
2. *None of the subsidiaries appearing in the chart are special subsidiaries.*
3. *No subsidiaries above submit a securities registration statement or securities report to the authorities.*
4. *Sales of any one of the consolidated subsidiaries (excluding internal turnover) are less than 10% of the overall consolidated sales.*
5. Arisawa Jushi Kogyo Co., Ltd, the parent company of Arisawa Sporting Goods Co., Ltd. acquired additional shares and holds 100% of the shares thereof.
6. In April 2003, Myoko Shinko Co., Ltd. merged Yuai Sangyo, Ltd., Arisawa Butsuryu, Ltd. and Arisawa Polywork Co., Ltd. and changed its company name into Arisawa Sogyo Co., Ltd.

(3) Affiliated Companies covered under the equity method

Company Name	Address	Capital Stock (Thousands of yen)	Main Business Content	Voting right possession ratio (%)	Relationship
Shinano Co., Ltd.	Saku, Nagano	400,000	Other businesses	50.0	Stocking of products concerning industrial-use structural materials; lease of machineries; concurrence of officers
Colorlink Japan Co., Ltd. (Note 1)	Joetsu, Niigata	187,687	Manufacturing and sale of industrial use materials	49.0	Sale of products concerning special optical materials; lease of buildings and manufacturing facilities; concurrence of officers
Polatechno Co., Ltd.	Chiyoda -ku, Tokyo	1,240,000	Manufacture and sale of industrial use materials, etc.	45.0	Sale of products concerning optical materials; lease of land and buildings; debt guaranty; concurrence of officers
Scalar Corporation (Note 2)	Shibuya -ku, Tokyo	497,500	Manufacturing and sale of industrial use materials, etc.	31.3	Concurrence of officers
Taiflex Scientific Co., Ltd. (Note 3)	Takao, China	T$500,000	Manufacture and sale of industrial use materials, etc.	18.0	Concurrence of officers

Notes: 1. *Colorlink Japan Co., Ltd. should be deemed as an affiliate company as our shareholding ratio in the company decreased to 49.0% from 60.0% after its capital increase.*
2. *Our voting rights increased to 31.3% from 27.7% after capital increase in March 2003.*
3. *We apply equity method to Taiflex Scientific Co., Ltd., though our voting rights decreased to 18.0% from 20.0% after capital increase in March 2003, because we are the largest shareholder and have concurrent officers.*

5. State of Employees

(1) State of Consolidated Companies

(as of March 31, 2003)

Business Segments	Number of employees
Operation of manufacture and sales of industrial use materials, etc.	865
Other operations	16
Total	881

Note: *The number of employees indicates full-time employees and does not include part-time and temporary employees.*

(2) State of the Company

(as of March 31, 2003)

Number of Employees	Average Age	Average Number of Years in Service	Average Annual Wage
603	38.75	16.33	¥6,069,328

Notes: 1. *The number of employees indicates full-time employees and does not include the number of part-time and temporary employees.*
2. *The average annual wage includes bonuses and extra wages.*

(3) Labor Union

The Company's labor union belongs to the Zensen Union Local Organization. Since its formation in 1946, the labor union has shown sound development. The labor-management relationship is very amicable and, through mutual cooperation, both have made efforts to expand the Company's

II. Condition of Business

1. Outline of Business Performance, etc.

(1) Results of Operations

The economic situation during the present consolidated fiscal year continued to be poor, with a decline in domestic capital investment, poor performance of the stock market, and deterioration in employment. Within this environment our group (consisting of Arisawa Co., Ltd., our consolidated subsidiaries, and companies covered by the equity method) focused our management resources on electronic materials and display materials within the business of manufacturing and sales of industrial materials. We also made a commitment to accelerating our development of new products, and worked to streamline management resources and to achieve thorough cost cutting.

As a result our performance during the consolidated fiscal year was as follows: sales increased by 28.9% year-on-year to ¥37,004 million, while ordinary profits rose 39.2% to ¥5,276 million, assisted by the strong performance by companies covered under the equity method. Net profits for the term also increased by 32.2% year-on-year, to ¥3,119 million.

The following is our performance by business segment.

(i) Manufacturing and Sales of Industrial Materials

Within our manufacturing and sales of industrial materials, the electronic materials sector showed growth in cabling materials for flexible print-boards designed for information related devices such as DVDs, digital cameras, and cellular telephones (orders increased by 63.7% to ¥15,193 million and production increased by 63.3% year-on-year on a non-consolidated basis by the filing company). Consequently sales increased by 49.1% year-on-year, to ¥14,329 million.

In the field of display materials, growth in projection TVs for the American and Chinese markets resulted in increases in Fresnel lenses (which showed an increase of 50.4% in orders received, to ¥8,698 million and a 49.6% increase in production year-on-year on a non-consolidated basis by the filing company), antireflection plates (which showed an increase of 42.2% in orders received, to ¥3,810 million and a 52.2% increase in production year-on-year on a non-consolidated basis by the filing company), as well as PDP front panels (an increase of 90.8% in orders received to ¥652 million, and an increase in production of 87.9% year-on-year on a non-consolidated basis by the filing company). Consequently sales rose 44.5% year-on-year, to ¥13,358 million. In other divisions while there was an increase in saltwater filtration FRP pipes within structural industrial materials, the restraint in capital investment by power companies and poor growth in related products resulted in a decline of 4.7% year on year in sales electrical insulation materials, to ¥8,558 million.

As a result sales increased 30.2% year-on-year, to ¥36,245 million, while operating profits increased 41.1% year-on-year, to ¥4,513 million.

(ii) Other Business Activities

Golf practice ranges experienced a decline in sales as a result of a decline in the golfing population. Sales of surfboards and other sports and recreation equipment were also poor as a

Consequently sales declined by 15.0% year-on-year to ¥791 million, and operating profits amounted to a loss of ¥74 million.

Performance by geographic segment does not apply because our group only has operations in Japan.

The amounts of sales and orders received, etc., in this section do not include consumption and local consumption tax.

(2) Cash flow

Cash and cash equivalents (hereinafter "cash") on a consolidated basis during the consolidated fiscal year increased by ¥521 million to ¥5,773 million as of the end of the consolidated fiscal year, as a result of factors including a substantial increase in pretax net profit to ¥4,941 million (a year-on-year increase of 31.0%).

The status of cash flow during the consolidated fiscal year is as follows:

(Cash Flow from Operating Activities)

Cash flow from operating activities was a net cash-in of ¥6,783 million (a year-on-year increase of 68.3%) as a result of substantial increases in cash revenue resulting from growth in performance in the electric materials and display materials sectors of the sales and manufacturing business in industrial materials, and an increase in purchase liabilities.

(Cash Flow from Investing Activities)

Expenditures to acquire tangible fixed assets declined by 8.4% year-on-year with an increase in notes payable related to facilities and equipment (a year-on-year increase of ¥1,082 million) and the like, but with factors such as investment of surplus cash in term deposits, cash flow from investing activities resulted in cash-out of ¥5,381 million (a year-on-year increase of 22.8%).

(Cash Flow from Financing Activities)

Cash flow from financing activities resulted in a cash out of ¥799 million (as opposed to a cash-in of ¥3,951 million in the previous fiscal year), as a result of payment of loans, etc.

2. Manufacturing, Orders and Sales

Our group (the Company and its consolidated subsidiaries) manufactures and sells a wide variety of products of many types. Even products of the same type may not have the same volume, construction or form, etc. Some products are not made to order, while the production volume and amount of orders varies by business sector and segment and consequently we have not shown the production volume or volume of orders by segment for each business sector.

For this reason the status of manufacturing, orders and sales is shown in "1. Outline of Business Performance, etc." in relation to each business sector and segment.

The following are the sales performances and gross sales of the sales performances for our major clients over the two most recent fiscal years.

Business opponent company	Previous consolidated accounting period (from April 1, 2001 through March 31, 2002)		Current consolidated accounting period (from April 1, 2002 through March 31, 2003)	
	Amount (Thousands of yen)	Ratio (%)	Amount (Thousands of yen)	Ratio (%)
Sumitomo Shoji Plastics Co., Ltd.	4,536,126	15.80	8,545,459	23.09
Tomen Corporation	4,083,907	14.22	5,434,376	14.69
Kuraray Co., Ltd.	3,161,958	11.01	4,784,826	12.93

Note: Consumption tax, etc. are not included in the above.

3. Issues that have to be dealt with by the Company

Our group (consisting of Arisawa Mfg. Co., Ltd., our consolidated subsidiaries, and companies covered by the equity method) has a corporate philosophy of "creation, innovation and challenge," and our management policy is to pursue distinctive management while leading changes in the market with speed and dynamism, and contribute to the development of society at large.

Based on this management policy we endeavor to improve customer satisfaction, accelerate the development of new products, and thoroughly reduce costs, thereby enhancing our profitability to create corporate value, and improve our shareholder value. The medium-term strategy of our group is to focus our management resources into the fields of electronic materials and display materials, to provide high value-added materials through our proprietary technology, and thereby to attain the top share in a comparatively niche market which other companies will have difficulty entering. We intend to improve our share in flexible print board materials within the field of electronics materials, to improve productivity in Fresnel lenses within the field of display materials, and to increase our sales of antireflective plate film.

Our operating environment is expected to continue to be severe as the future of Japan's economy continues to be uncertain and there is no expectation of a recovery in the near term. Within this environment our group will address the following as priority issues in achieving success in international competition:

i. Achieve speedy and flexible customer response, develop proprietary technology, and overcome other companies with our high quality technology.
ii. Improve the personal capabilities that support efficient operation of the organization.
iii. Implement scrap & in anticipation of changes in the market, and improve efficiencies in management resources.

and sharing of information.

4. Important Agreement, etc. for Operation

No applicable matters.

5. Research and Development Activities

The research and development activities of this Corporate Group are carried out mainly for the operation of manufacture and sale of industrial-use materials, etc. The Company carries out its research and development, and applies the manufacturing technologies to the manufacturing division of the Company and its consolidated subsidiaries. The Company is striving for its research and development activities to pursue new technologies and new products that are directly connected with users' needs as a technology development oriented company chiefly in the electronic materials, display materials and composite materials.

Electronic materials include printed circuit board-use glass fiber cloth, printed circuit board-use prepreg, and FPC materials, etc. display materials include rear projection TV-use large Fresnel lenses and anti-reflection coated display screen panels, and 3D image related materials and composite materials include super-conductor related materials, aircraft materials for internal decoration, electric insulating materials and electronic apparatus related materials.

The technology department of the Company aims to focus on employing resources for the areas where development and growth can be expected under the flexible organizational structure to enable early product development in good timing, launch new products, foster next generation products, promote development of technologies and expand the basic technologies suitable for the future direction of the business in order to cope with recent quick changes in market conditions.

The number of person who are involved in research and development activities as of the end of the current consolidated fiscal year is 139 and the amount of the R&D expenditures for the same fiscal year is 2,118 million yen.

Following are the main research results in the business of manufacturing and sale of industrial-use materials, etc. during the current consolidated fiscal year.

- Development of Adhesiveless Copper Clad Laminate

  We have developed adhesiveless copper clad laminate (CCL) consisting of copper foil and polyamide, and have begun full scale entry into the market. When compared with the conventional CCL (comprising copper foil, polyamide film and adhesives), the new CCL offers superior dimensional stability, heat resistance, insulation (resistance to copper migration), flame resistance (halogen-free) and reliability in adhesion to the copper foil. We expect to increase our sales for uses in circuit boards which will require ever greater precision in mounting and fine processing. We are development both single side and double sided CCL, with the former produced using the casting method and the latter using the heat laminated method. This has enabled us to offer an adhesiveless CCL in addition to the conventional CCL board which has a large share of the market, and thereby put in place a capacity that can supply multiple applications as a comprehensive manufacturer of FPC materials, and meet the diversified requirements of customers.

In anticipation of changes in addressing environmental concerns, we have provided halogen-free FPC materials to the market, and we have now developed a halogen-free high Tg cover lay. This product has achieved significant improvement in bending properties under high temperatures when compared to traditional products, and is used for sliding sections on instruments such as hard disk drives. With this material we believe that we have achieved a complete array of materials that can be used on all products in the halogen-free field.

- Development of a "Prepreg" Material for Multipurpose Glass Cloth

We have used our proprietary technology in resin compounds to develop a "prepreg" material which offers properties not found in those of other companies, including superior adhesiveness when compared to polyamide film of flexible printed circuit boards (FPC), and a resin protrusion avoidance and improved work performance (workability improved) type (flaking avoidance). We also offer an environmentally friendly type (non-halogenized), and it has been decided to use these in flexible-rigid multiplayer boards that are used in multipurpose and specification mobile telephone components, for which we expect substantial growth. Moreover, we also offer a type that uses an ultra thin 20 micron glass cloth in our lineup.

- Development of the front panel having two-layer AR coated on MS substrate for Rear Projection Television

We have used our proprietary thin film coating technology and materials development that we have accumulated for use in rear projection televisions to launch an single AR coating layer product. We have also developed an double AR coating layer product which offers the features of a lower reflection rate and improved antistatic properties, for which we have begun sample work at various companies.

- Development of 3D Devices (New Micropole™)

We have developed a Micropole™ for higher precision LCD displays which could not be addressed using previous method. This product uses a new production method which can even address a pitch of 200 microns or less. Mass production facilities have already been completed, and from this spring we have begun deliveries of a product for seven inches, 3D LCD displays viewed without any glasses.

III. State of Facilities

1. Outline of Capital Investment, etc.

Our group (the Company and its consolidated subsidiaries) has made capital investments that focus on growth sectors in order to accommodate rapid technical innovation and sales competition. During the current consolidated fiscal year we made ¥3,670 million in capital investments.

The main capital investments were ¥2,259 million in expanding manufacturing facilities and equipment to manufacture display materials in manufacturing and sale of industrial use materials as well as ¥1,226 million in expanding manufacturing facilities and equipment for electronic materials.

2. State of Main Facilities

(1) The Company

As of March 31, 2003

Office (Location)	Segment	Types of facilities	Buildings and Structures (Thousands of yen)	Machinery Equipments and Delivery Equipments (Thousands of yen)	Land (Thousands of yen) (m^2)	Others (Thousands of yen)	Total (Thousands of yen)	Number of Employees
Minamihon-machi Plant (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Electronic materials mfg facilities Display materials mfg facilities Electric insulating materials mfg facilities Industrial-use structural materials mfg facilities	446,337	489,039	180,955 (38,946)	16,759	1,133,092	123
Nakatahara Plant (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Electronic materials mfg facilities Display materials mfg facilities Electric insulating materials mfg facilities Industrial-use structural materials mfg facilities	2,325,074	2,031,494	257,810 (98,968)	1,257,558	5,871,937	262
Nakatahara Nishi Plant (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Electronic materials mfg facilities Display materials mfg facilities	690,125	944,985	547,517 (38,625)	957,963	3,140,592	125
Headquarters (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials & Supervising works	Other facilities	394,361	109,185	96,330 (30,041)	56,177	656,054	150
Tokyo Branch (Taito-ku, Tokyo)	Manufacturing and sale of industrial use materials	Other facilities	227,032	1,149	198,706 (753)	6,251	433,139	32
Osaka Branch (Osaka City, Osaka Pref.)	Manufacturing and sale of industrial use materials	Other facilities	2,905	---	---	928	3,834	10

(2) Subsidiaries in Japan

Name of Company	Office (Location)	Segment	Type of Facilities	Buildings and Structures (Thousands of yen)	Machinery Equipments and Delivery Equipments (Thousands of yen)	Land (Thousands of yen) (m^2)	Others (Thousands of yen)	Total (Thousands of yen)	Number of Employees
Arisawa Fiber Glass Co., Ltd.	--- (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facilities manufacturing electronic materials; Facilities manufacturing electric insulating materials	574,524	547,723	17,683 (18,418)	3,852	1,143,785	74

Arisawa Poliwork Co., Ltd.	--- (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facilities manufacturing industrial-use structural materials; Facilities manufacturing electric insulating materials	104,927	52,481	157,927 (6,399)	4,883	320,218	61
Arisawa Optic Co., Ltd.	--- (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facilities manufacturing display materials	76,417	9,850	16,514 (1,165)	---	102,782	5
Myoko Shinko Co., Ltd.	--- (Myoko-village, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facilities manufacturing electric insulating materials	3,765	37,456	---	951	42,174	23
Arisawa Jushi Ko-gyo Co., Ltd.	Kawaguchi Plant (Kawaguchi City, Saitama Pref.	Manufacturing and sale of industrial use materials	Facilities manufacturing industrial-use structural materials	7,649	15,922	---	3,043	26,615	14
Arisawa Kenpan Co., Ltd.	--- (Osaka City, Osaka)	Manufacturing and sale of industrial use materials	Other facilities	---	4,017	---	607	4,625	7
Yuai Sangyo, Ltd.	--- (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facilities manufacturing electric insulating materials	24	523	---	74	623	52
Arisawa Butsuryu, Ltd.	(Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Other facilities	---	240	---	159	399	26
Eagle Co., Ltd.	--- (Joetsu City, Niigata Pref.)	Other businesses	Other facilities	191,017	1,191	83,834 (36,890)	7,155	283,197	1
Arisawa Sporting Goods Co., Ltd.	--- (Kawaguchi City, Saitama Pref.)	Other businesses	Other facilities	12,608	103	10,419 (850)	2,009	25,140	15

Notes: 1. *'Others' in Book Value is the total of Tools & Fixtures and Construction in Progress. The amounts do not include consumption tax, etc.*

2. *Facilities of the subsidiaries include the major facilities which the Company leases to the domestic subsidiaries.*

3. *The numbers of employees of domestic subsidiaries include persons transferred to between the Company and domestic subsidiaries, and the numbers of employees of supervisory works and sales works at the Principal Office/Takada Sales Office include 84 persons transferred to affiliated companies, etc.*

4. *Facilities of the Company at the Nakatahara Plant, the Nakatahara Nishi Plant, the headquarter and the Tokyo Branch include facilities leased to affiliated companies and non-consolidated subsidiaries, the main facilities of which are as follows:*

Name of related company	Land		Buildings and Structures	Machinery equipment and delivery equipment
	Area (m^2)	Amount (Thousands of yen)	Amount (Thousands of yen)	Amount (Thousands of yen)
Colorlink Japan Co., Ltd.	1,667	23,630	168,324	1,610
Polatechno Co., Ltd.	5,172	11,424	131,077	---
Arisawa Sangyo Co., Ltd.	135	45,766	---	---
Sinano Co., Ltd.	---	---	---	16,738
Ryoyu Kogyo Co., Ltd.	4,385	9,686	---	---

3. Plan of New Installation and Retirement, etc. of Facilities

Capital investment plans of the Corporate Group are made in general consideration of industrial trend, outlook of order position, investment efficiency, etc. Facility plans are in principle made by consolidated subsidiaries separately, but they receive guidance by the Company in decision of planning.

The plan of new installation and retirement, etc. of facilities are as follows:

(1) New installations of important facilities

Name of company	Name of Office (Location)	Segment	Types of facilities	Total amount of investment planned (Thousands of yen)	Amount already paid (Thousands of yen)	Method of fund raising	Expected start and completion		Capacity after increase
							Start	Completion	
The Company	Minami-honmachi Plant	Mfg & Sale of Industrial-use materials	Electronic materials mfg facilities	3,428,700	1,012,017	Own capital	July 2002	September 2003	
	Nakata-hara Plant (Joetsu City in Niigata Pref.)		Display materials mfg facilities	2,349,400	1,024,513		May 2002	March 2004	(See Note 2)
Arisawa Poliwork Co., Ltd.	--- (Joetsu City in Niigata Pref.)	Mfg & Sale of Industrial-use materials	Industrial-use structural materials mfg facilities	75,000	---	Own capital and loans	April 2003	June 2003	(See Note 2)
			Electric insulating materials mfg facilities	80,000	---		October 2003	December 2003	

Notes: 1. *Planned amounts of investment do not include consumption taxes, etc.*
2. *Product-wise breakdown is not shown, because there are many different contents and forms of the products, use of each of the facilities can be shared, and it is therefore difficult to assess increase in capacities after producing finished products.*

IV. State of the Company

1. State of Equity Shares, etc.

(1) Total Number of Shares, etc.

① Total number of shares

Class	Authorized Number of Shares to be Issued
Common Stock	57,000,000 shares
Total	57,000,000 shares

Note: Articles of Incorporation stipulate as follows:
The authorized number of shares to be issued is 57,000,000. Elimination of shares, however, will decrease this number by the number of eliminated shares.

② Shares issued

Class	Number of Stocks Issued		Stock Exchange Where Listed or Securities Dealers Association Where Registered	Contents
	As of End of Business Term (As of March 31, 2003)	As of Date Submitted (As of June 30, 2003)		---
Common Stock	26,801,878 shares	29,542,165 shares	Tokyo Stock Exchange (1st Section)	---
Total	26,801,878 shares	29,542,165 shares	---	---

Note: The number of shares issued 'as of Date Submitted' does not include the shares issued as a result of execution of new share subscription right which were issued for the period from June 1, 2003 to the date submitted in accordance with the Paragraph 1 of previous Article 280-19 of the Commercial Code.

(2) State of New Share Subscription Rights, etc.

Resolution made on June 26, 1998 (New share subscription rights in accordance with Paragraph 1 of Previous Article 280-19 of Commercial Code.)

	As of the end of fiscal year (March 31, 2003)	As of the end of prior month to the month submitted (May 31, 2003)
Number of New Share Subscription Rights	---	---
Classes of shares available under the new share subscription rights	Common Share	Same as the left.
Number of shares available for new share subscription rights	---	---
Amount to be paid-in upon exercise of the new share subscription rights	¥1,282	¥1,166
Exercise period of the new share subscription rights	June 27, 2000 through June 26, 2003	Same as the left.
Issue price and paid-in capital amount of shares to be issued upon exercise of the new share subscription rights	Issue Price ¥1,282 Paid-in Capital Amount ¥641	Issue Price ¥1,166 Paid-in Capital Amount ¥583
Terms and conditions for the execution of the new share subscription rights	A person who is granted a new share subscription rights as an eligible person must also be a director or an employee of the Company at the time of exercise of the rights.	Same as the left.
Provisions concerning the transfer of new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights.	Same as the left.

Resolution made on June 29, 1999 (New share subscription rights in accordance with Paragraph 1 of Previous Article 280-19 of Commercial Code.)

	As of the end of fiscal year (March 31, 2003)	As of the end of prior month to the month submitted (May 31, 2003)
Number of New Share Subscription Rights	---	---
Classes of shares available under the new share subscription rights	Common Share	Same as the left.
Number of shares available for new share subscription rights	137,000 shares	86,000 shares
Amount to be paid-in upon exercise of the new share subscription rights	¥2,218	¥2,017
Exercise period of the new share subscription rights	June 30, 2001 through June 29, 2004	Same as the left.
Issue price and paid-in capital amount of shares to be issued upon exercise of the new share subscription rights	Issue Price ¥2,218 Paid-in Capital Amount ¥1,109	Issue Price ¥2,017 Paid-in Capital Amount ¥1,009
Terms and conditions for the execution of the new share subscription rights	A person who is granted a new share subscription rights as an eligible person must also be a director or an employee of the Company at the time of exercise of the rights.	Same as the left.
Provisions concerning the transfer of new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights.	Same as the left.

Note: The issue price and paid-in capital amount were adjusted in accordance with the share split made on May 19, 2003.

Resolution made on June 29, 2000 (New share subscription rights in accordance with Paragraph 1 of Previous Article 280-19 of Commercial Code.)

	As of the end of fiscal year (March 31, 2003)	As of the end of prior month to the month submitted (May 31, 2003)
Number of New Share Subscription Rights	---	---
Classes of shares available under the new share subscription rights	Common Share	Same as the left.
Number of shares available for new share subscription rights	216,500 shares	207,400 shares
Amount to be paid-in upon exercise of the new share subscription rights	¥2,490	¥2,264
Exercise period of the new share subscription rights	June 30, 2002 through June 29, 2005	Same as the left.
Issue price and paid-in capital amount of shares to be issued upon exercise of the new share subscription rights	Issue Price ¥2,490 Paid-in Capital Amount ¥1,245	Issue Price ¥2,264 Paid-in Capital Amount ¥1,132
Terms and conditions for the execution of the new share subscription rights	A person who is granted a new share subscription rights as an eligible person must also be a director or an employee of the Company at the time of exercise of the rights.	Same as the left.

Provisions concerning the transfer of new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights.	Same as the left.

Note: The issue price and paid-in capital amount were adjusted in accordance with the share split made on May 19, 2003.

Resolution made on June 28, 2001 (New share subscription rights in accordance with Paragraph 1 of Previous Article 280- 19 of Commercial Code.)

	As of the end of fiscal year (March 31, 2002)	As of the end of prior month to the month submitted (May 31, 2002)
Number of New Share Subscription Rights	---	---
Classes of shares available under the new share subscription rights	Common Share	Same as the left.
Number of shares available for new share subscription rights	258,400 shares	Same as the left.
Amount to be paid-in upon exercise of the new share subscription rights	¥2,000	¥1,819
Exercise period of the new share subscription rights	July 1, 2003 through June 30, 2006	Same as the left.
Issue price and paid-in capital amount of shares to be issued upon exercise of the new share subscription rights	Issue Price ¥2,000 Paid-in Capital Amount ¥1,000	Issue Price ¥1,819 Paid-in Capital Amount ¥910
Terms and conditions for the execution of the new share subscription rights	A person who is granted a new share subscription rights as an eligible person must also be a director or an employee of the Company at the time of exercise of the rights.	Same as the left.
Provisions concerning the transfer of new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights.	Same as the left.

Note: The issue price and paid-in capital amount were adjusted in accordance with the share split made on May 19, 2003.

Resolution made on June 28, 2002 (New share subscription rights in accordance with Articles 280-20 and 281-21 of Commercial Code.)

	As of the end of fiscal year (March 31, 2003)	As of the end of prior month to the month submitted (May 31, 2003)
Number of New Share Subscription Rights	2,993	Same as the left.
Classes of shares available under the new share subscription rights	Common Share	Same as the left.
Number of shares available for new share subscription rights	299,300 shares	Same as the left.
Amount to be paid-in upon exercise of the new share subscription rights	¥2,319	¥2,109
Exercise period of the new share subscription rights	July 1, 2004 through June 30, 2007	Same as the left.
Issue price and paid-in capital amount of shares to be issued upon exercise of the new share	Issue Price ¥2,319 Paid-in Capital Amount ¥1,160	Issue Price ¥2,109 Paid-in Capital Amount ¥1,055

Terms and conditions for the execution of the new share subscription rights	A person who is granted a new share subscription rights as an eligible person must also be a director or an employee of the Company at the time of exercise of the rights.	Same as the left.
Provisions concerning the transfer of new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as the left.

Note: The issue price and paid-in capital amount were adjusted in accordance with the share split made on May 19, 2003.

(3) Change in Total Number of Shares Issued, Capital, etc.

Date		Number of shares issued		Capital (Thousands of yen)		Capital Reserves (Thousands of yen)	
		Change	Balance	Change	Balance	Change	Balance
October 9, 1999	*1	710,000	17,860,000	1,040,860	3,673,910	1,040,150	2,965,018
May 19, 2000	*2	1,786,000	19,646,000	89,300	3,763,210	Δ 89,300	2,875,718
March 31, 2001	*3	145,800	19,791,800	113,140	3,876,350	112,995	2,988,713
May 21, 2001	*4	1,979,180	21,770,980	---	3,876,350	---	2,988,713
December 18, 2001	*5	2,500,000	24,270,980	2,415,000	6,291,350	2,415,000	5,403,713
March 31, 2002	*6	41,000	24,311,980	28,905	6,320,255	28,905	5,432,618
May 20, 2002	*7	2,431,198	26,743,178	---	6,320,255	---	5,432,618
March 31, 2003	*8	58,700	26,801,878	58,452	6,378,708	58,452	5,491,071

Notes:

*1. *450,000 shares were placed to Government of Singapore Investment Corporation Pte Limited, and 260,000 shares were placed to Perpetual Plc at ¥2,931 per share and capitalization was made at ¥1,466 per share.*

*2. *¥89,300,000 was transferred from Capital Reserves to Capital, and 1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry as of the end of March 31, 2000.*

*3. *The increase is due to the execution of new share subscription right in accordance with the Paragraph 1 of previous Article 280-19 of the Commercial Code.*

*4. *1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry as of the end of March 31, 2001.*

*5. *Private placement and subscription in domestic and foreign markets except U.S.: Issue Price of ¥1,932. Capitalization was made at ¥966 per share.*

*6. *The increase is due to the execution of new share subscription right in accordance with the Paragraph 1 of previous Article 280-19 of the Commercial Code.*

*7. *1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry as of the end of March 31, 2002.*

*8. *The increase is due to the execution of new share subscription right in accordance with the Paragraph 1 of previous Article 280-19 of the Commercial Code.*

9. *During the period from April 1, 2003 through May 31, 2003, the total number of shares issued increased 60,100 shares, the capital and capital reserves increased each ¥61,760,000 and ¥61,709,000, respectively due to the execution of new share subscription right in accordance with the Paragraph 1 of previous Article 280-19 of the Commercial Code.*

10. *As of May 19, 2003, 1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry as of the end of March 31, 2003. The fractional shares (less than 1 share) were all sold in one lot, and the proceeds were proportionally distributed to the shareholders who owned odd lots. By this transaction, the total number of shares issued increased by 2,680,187 shares.*

(4) Shareholders by Types of Institutions, etc.

As of March 31, 2003

Classification	State of Equity Shares (Number of Shares per Unit: 100 shares)							State of Fractional Unit Shares
	Government Local Public Entities	Financial Institutions	Securities Companies	Other Corporations	Foreign Corporations, etc. (Individuals)	Individuals etc.	Total	
Number of Shareholders	---	54	14	69	119 (2)	2,343	2,599	---
Numbers of Shares Held	---	127,718	1,007	25,282	68,531 (124)	44,941	267,479	53,978
Ratio (%)	---	47.75	0.38	9.45	25.62 (0.05)	16.80	100.00	---

Note: 69 units of shares held in the name of securities holding and transfer authorities are included in 'Other Corporations' of 'State of Equity Shares' and 83 shares are included in 'State of Fractional Unit Shares', and 89 units of treasury stocks held are included in 'Individuals etc.' of 'State of Equity Shares' and 95 shares are included in 'State of Fractional Unit Shares'.

(5) State of Major Shareholders

As of March 31, 2003

Full Name or Corporate Name	Address	Number of Shares Held	Ratio of Shares Held to Total Number of Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	1,981,500	7.39
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11 Harumi 1-chome, Chuo-ku, Tokyo	1,783,800	6.66
The Master Trust Bank of Japan, Ltd. (Employee Retirement Funds Account/ Asahi Glass Company's Account) *1	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	1,483,641	5.54
Mitsubishi Gas Chemical Co., Ltd. *2	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,106,061	4.13
Trust & Custody Services Bank, Ltd. (Special Account for Pension Funds)	8-12 Harumi 1-chome, Chuo-ku, Tokyo	754,000	2.81
Hachijuni Bank, Ltd.	178-8, Naka Ontokoro Okada Nagano-city, Nagano	752,015	2.81
UFJ Trust Bank Limited (Trust 'A' Account)	4-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo	731,100	2.73
The Chase Manhattan Bank N.A. London SL Omnibus Account (Standing Agent: The Mizuho Corporate Bank, Ltd., Kabuto-cho Custody office)	Wall Gate House, Callman St., London, U.K. (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	700,800	2.61
The Chase Manhattan Bank N.A. London (Standing Agent: The Mizuho Corporate Bank, Ltd., Kabuto-cho Custody office)	Wall Gate House, Callman St., London, U.K. (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	680,290	2.54
Eiichi Arisawa	11-44 Nishisaijouamchi 3-chome, Joetsu-shi, Kiigata-ken	607,044	2.26
Total	---	10,580,251	39.48

Notes: 1. This consists of trust assets to pay retirement benefits that have been placed in trust by Asahi Glass Company. Asahi Glass reserves the right to give instruction concerning the exercise of voting rights.

2. 726,000 shares of this amount are in a trust account with The Master Trust Bank of Japan, Ltd., for the purpose of paying retirement benefits (this is registered on the shareholders' registry in the name of "The Master Trust Bank of Japan, Ltd. (Employee Retirement Funds Account/ Mitsubishi Gas Chemical

(6) State of Voting Rights

① Shares issued

As of March 31, 2003

	Number of Shares	Number of Voting Rights	Contents
Shares without Voting Rights	---	---	---
Shares with Limited Voting Rights (Treasury Stocks, etc.)	---	---	---
Shares with Limited Voting Rights (Others)	---	---	---
Shares with Full Voting Rights (Treasury Stocks, etc.)	Common Shares 8,900	---	---
Shares with Full Voting Rights (Others)	Common Shares 26,739,000	267,390	---
Fractional Unit Shares	Common Shares 53,978	---	---
Total Number of Shares Issued	26,801,878	---	---
Total Number of Voting Rights of Shareholders	---	267,390	---

Note: In Number of Shares and Number of Voting Rights columns of Shares with Full Voting Rights (Others), 6,900 shares / 69 voting rights are included in the name of securities holding and transfer authorities.

② Treasury Stocks, etc.

As of March 31, 2003

Name or Company Name, etc. of Shareholder		Number of Shares Held			Ratio of Shares Held to Total Number of Shares Issued (%)
Name or Corporate Name	Address	In Own Name	In Other's Name	Total	
Arisawa Manufacturing Co., Ltd.	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture	8,900	---	8,900	0.03
Total		8,900	---	8,900	0.03

(7) Stock Option Plan

(i) Stock Option Plan pursuant to Paragraph 1 of Previous Article 280-19 of Commercial Code

Date of Resolution	The 50th Ordinary General Shareholders Meeting held on June 26, 1998
Qualification and number of the eligible person	- 7 Directors - 54 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications
Classes of shares available under new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Number of Shares	- Directors: Maximum of 82,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 120,000 shares. (Between 1,000 and 5,000 shares per Official)
Amount to be paid-in upon exercise of the new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Exercise period of the new share subscription rights	Same as the above.
Terms and conditions for Exercising new share subscription rights	Same as the above.
Provisions concerning the transfer of new share subscription rights	Same as the above.

Date of Resolution	The 51st Ordinary General Shareholders Meeting held on June 29, 1999
Qualification and number of the eligible person	- 8 Directors - 51 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications
Classes of shares available under new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Number of Shares	- Directors: Maximum of 97,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 134,000 shares. (Between 1,000 and 8,000 shares per Official)
Amount to be paid-in upon exercise of the new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Exercise period of the new share subscription rights	Same as the above.
Terms and conditions for Exercising new share subscription rights	Same as the above.
Provisions concerning the transfer of new share subscription rights	Same as the above.

Date of Resolution	The 52nd Ordinary General Shareholders Meeting held on June 29, 2000
Qualification and number of the eligible person	- 9 Directors - 100 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications
Classes of shares available under new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Number of Shares	- Directors: Maximum of 110,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 154,000 shares. (Between 500 and 8,000 shares per Official)
Amount to be paid-in upon exercise of the new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Exercise period of the new share subscription rights	Same as the above.
Terms and conditions for Exercising new share subscription rights	Same as the above.
Provisions concerning the transfer of new share subscription rights	Same as the above.

Date of Resolution	The 53rd Ordinary General Shareholders Meeting held on June 28, 2001
Qualification and number of the eligible person	- 7 Directors - 191 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications
Classes of shares available under new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Number of Shares	- Directors: Maximum of 86,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 174,000 shares. (Between 100 and 8,000 shares per Official)
Amount to be paid-in upon exercise of the new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Exercise period of the new share	Same as the above.

Terms and conditions for Exercising new share subscription rights	Same as the above.
Provisions concerning the transfer of new share subscription rights	Same as the above.

(ii) Stock Option Plan pursuant to Articles 280-20 and 281-21 of Commercial Code

Date of Resolution	The 54th Ordinary General Shareholders Meeting held on June 28, 2002
Qualification and number of the eligible person	- 7 Directors - 202 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications - 14 Directors or Officials of the subsidiaries of the Company
Classes of shares available under new share subscription rights	Common Stocks
Number of Shares	- Directors: Maximum of 86,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 201,400 shares. (Between 100 and 8,000 shares per Official) - Directors or Officials of the subsidiaries of the Company: Maximum of 15,500 shares. (Between 500 and 3,000 shares per Director/Official)
Amount to be paid-in upon exercise of the new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Exercise period of the new share subscription rights	Same as the above.
Terms and conditions for Exercising new share subscription rights	Same as the above.
Provisions concerning the transfer of new share subscription rights	Same as the above.

Date of Resolution	The 55th Ordinary General Shareholders Meeting held on June 27, 2003
Qualification and number of the eligible person	- 6 Directors - 205 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications - 9 Directors or Officials of the subsidiaries of the Company
Classes of shares available under new share subscription rights	Common Stocks
Number of Shares	- Directors: Maximum of 66,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 210,200 shares. (Between 100 and 8,000 shares per Official) - Directors or Officials of the subsidiaries of the Company: Maximum of 10,500 shares. (Between 500 and 3,000 shares per Director/Official)
Amount to be paid-in upon exercise of the new share subscription rights	See Note below.
Exercise period of the new share subscription rights	From July 1, 2005 through June 30, 2008
Terms and conditions for Exercising new share subscription rights	An eligible person must also be a Director or an employee of the Company or the subsidiaries of the Company at the time of exercise of the right.
Provisions concerning the transfer of new share subscription rights	Necessary to obtain an approval of Board of Directors when transferring new share subscription rights.

Note: The amount to be paid at the time of exercise of a warrant shall be the amount obtained through multiplying the amount to be paid per share as determined below, by the number of shares that are the target of one warrant, on

immediately preceding six days (the immediately preceding seven days where there is no closing price for the day prior to the conveyance) times 1.05 and rounded up to the nearest whole number in Yen. However, when the issue price falls below the closing price of the day prior to the conveyance (the closing price available of the day nearest to the day prior to the conveyance, when no closing price exists for the day prior to the conveyance), the price shall be set at the closing price of the day prior to the conveyance (the closing price available of the day nearest to the day prior to the conveyance, when no closing price exists for the day prior to the conveyance).

In the case of a share split or amalgamation after issuing warrant, the issues price shall be adjusted with the use of the following formula and rounded up to the nearest whole number in Yen.

$$\text{Adjusted Issue Price} = \text{Issue Price Prior to Adjustment} \times \frac{1}{\text{Share Split or Amalgamation Ratio}}$$

When new shares are issued at a price that falls below the market price (excluding the cases of exercising rights associated with convertible bonds and warrants), the issue price shall be adjusted with the use of the following formula and rounded up to the nearest whole number in Yen.

$$\text{Adjusted Issue Price} = \text{Issue Price Prior to Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Per Share Pay-In Amount}}{\text{Share Price Prior to New Issuance}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

If treasury shares are to be applied, the wording "the number of newly issued shares" in the above shall be read as "the number of treasury shares to be allocated."

2. State of Acquisition, etc. of Treasury Stock

(1) State of acquisition, etc. of treasury stocks to transfer to directors or employees or to eliminate with the use of profit, capital reserve or an increase in latent profit on revaluation

① State of acquisition, etc. of treasury stocks during the previous period of authorization of issuing equity shares.

No applicable matters.

② State of Resolutions relating to Acquisition of Treasury Stocks at this Ordinary General Meeting of Shareholders.
No applicable matters.

(2) State of purchases, etc. of treasury stocks relating to elimination with the use of profit or elimination of redeemed equities in accordance with the provisions of the Articles of Incorporation.

No applicable matters.

3. Dividend Policy

The dividend policy of the Company is, in principle, to make effort to pay dividends to shareholders as much as possible and return profits in line with business development, while giving consideration to increase internal reserves in preparation for future business development and strengthening the corporate structure.

A dividend of ¥23 per share increased ¥2 over the previous term, was made, pursuant to our dividend policy. As a result, the dividend payout ratio for the current term was 25.3 %.

It is the Company's policy to make use of the internal reserve funds for facility expansion, product development, technological development, etc, in order to increase future profits for shareholders.

4. Share Price Movement

(1) The highest/lowest share prices over last 5 fiscal years

Term	51st Term	52nd Term	53rd Term	54th Term	55th Term
Year End	March 1999	March 2000	March 2001	March 2002	March 2003
High (¥)	1,691	3,300 (2,280)	3,400 (2,890)	2,930 (2,395)	2,700 (2,330)
Low (¥)	1,111	1,455 (2,000)	2,280 (2,615)	1,780 (2,150)	1,745 (2,180)

Notes: 1. *The high and low prices are those on the Second Section of the Tokyo Stock Exchange.*
2. *The prices in the brackets are those adjusted after stock splits.*

(2) The highest/lowest share prices over last 6 months

Month	October 2002	November 2002	December 2002	January 2003	February 2003	March 2003
High (¥)	2,190	2,405	2,480	2,305	2,570	2,510 (2,330)
Low (¥)	1,745	1,925	1,980	2,110	2,135	2,305 (2,180)

Notes: 1. The high and low prices are those on the Second Section of the Tokyo Stock Exchange.
2. The prices in the brackets are those adjusted after the stock split.

5. State of Directors

Title and Position	Name (Date of Birth)	Brief Personal Record		Number of Shares Held
Representative Director & President, and CEO	Sanji Arisawa (July 7, 1942)	April 1986	Joined the Company as head of Development Department	310,440
		July 1987	Director of the Company	
		June 1989	Managing Director of the Company	
		December 1989	Representative Director & President of Arisawa Sangyo, Co., Ltd. (to present)	
		December 1989	Representative Director & President of Arisawa Sporting Goods Co., Ltd. (to present)	
		June 1992	Executive Director of the Company	
		June 1995	Representative Director & President of the Company (to present)	
		June 1995	Representative Director & President of Arisawa Jushi Kogyo Co., Ltd. (to present)	
		June 1998	Representative Director & Chairman of Shinano Co., Ltd. (to present)	
		June 1999	Representative Director & Chairman of Polatechno Co., Ltd. (to present)	
		February 2000	Representative Director & President of Arisawa Optic Co., Ltd. (to present)	
		April 2000	Representative Director & President of Colorlink Japan Co., Ltd.	
		June 2003	CEO of the Company (to present)	
Executive Director In Charge of: - Production Technology - General Affairs - Management Planning - Human Resources	Yukio Takashima (October 30, 1949)	March 1972	Joined the Company	6,050
		July 1996	Department Manager, 1st Manufacturing Department of the Company	
		June 1998	Director of the Company	
		June 2001	Executive Director of the Company (to present)	
		June 2003	Executive Director in charge of Production Technology, General Affairs, Management Planning and Human Resources (to present)	
Executive Director In charge of: - Technology Dept. - Manufacturing Technology Dept. - Optical Materials Division,	Kenji Matsuhiro (November 9, 1946)	June 1997	Head Engineer, Display Promotion Division Administrative Group, Asahi Glass, Co., Ltd.	7,500
		May 1998	Temporarily transferred from Asahi Glass Co., Ltd. to the Company as Supervisory Assistant of Technology	

		June 1999 June 2001 June 2003	Director Executive Director (to present) Executive Director in charge of Technology Dept, Manufacturing Technology Dept, Optical Materials Division and Technology Dept (to present)	
Executive Director and Executive Officer In Charge of: Tokyo and Osaka Branch Offices	Masahide Iesaka (February 20, 1952)	March 1974 July 1998 June 2000 June 2001 June 2003	Joined the Company Deputy Manager of Tokyo Branch Director Manager of Tokyo Branch Executive Director, Executive Officer, Manager of Tokyo and Osaka Branch Offices (to present)	6,610
Director and Executive Officer In charge of: - Quality Guarantee Dept - 1st Manufacturing Dept. - 2nd Manufacturing Dept.	Yuichi Watanabe (June 11, 1952)	April 1973 1999 November July 2001 June 2003	Joined the Company Supervisor, 2nd Manufacturing Department of the Company Executive Officer in charge of 2nd Manufacturing Department Director, Executive Officer, in charge of 1st Manufacturing Dept., 2nd Manufacturing Dept. and Quality Guarantee Dept (to present)	110
Director	Hiroshi Fujisawa (September 26, 1943)	March 1962 July 1993 June 1995 June 1999 June 2002	Joined the Company In charge of 3rd Manufacturing Department of the Company Director (to present) Director of Polatechno Co., Ltd. Executive Director of Production Department, Polatechno Co., Ltd. (to present)	10,900
Director	Makoto Komatsu (December 14, 1935)	June 1990 June 1995 June 2002 June 2003	Director of Mitsubishi Gas Chemical Co., Ltd. Executive Manager and Director of Research Institute of Mitsubishi Gas Chemical Co., Ltd. Counsel of Mitsubishi Gas Chemical Co., Ltd. (to present) Director of the Company	---
Director	Kousuke Kanetani (June 25, 1937)	June 1996 October 1998 March 2003 June 2003	Executive Director of Mitsubishi Oil & Chemical Corp. (Mitsubishi Chemical Corp.) Representative Director of Mitsubishi Polyester Film Corp. Counsel of Mitsubishi polyester Film Corp. Director of the Company (to present)	---
Standing Statutory Auditor	Kiyoshi Ikeda (August 24, 1943)	February 1994 March 1996 June 1996	Arai Branch Manager of Hachijuni Bank, Ltd. Secretary of Inspection Department, Hachijuni Bank Ltd. Standing Auditor of the Company (to present)	12,584
Statutory Auditor	Teruhiko Ozawa (March 18, 1947)	June 1993 June 1997 June 2001 June 2001	Nagano Odori Branch Manager of Hachijuni Bank, Ltd. Manager of Fund Securities Department of Hachijuni Bank, Ltd. Standing Auditor of Hachijuni Bank, Ltd. (to present) Statutory Auditor of the Company (to present)	---
Statutory Auditor	Toshiitsu Nakashizu	June 1996	Director of Daishi Bank, Ltd.	---

		June 2002	Statutory Auditor of the Company (to present)	
Statutory Auditor	Msao Ogasawara (October 21, 1943)	June 1998	Director of The Daishi Bank Ltd.	
		June 2002	Standing Statutory Auditor of The Daishi Bank Ltd. (to present)	
		June 2003	Statutory Auditor of the Company (to present)	
			Total	354,194

Notes: 1. *Messrs. Komatsu and Mr. Kanetani are outside directors as prescribed in Item 7-2, Paragraph 2 of Article 188 of Commercial Code.*

2. *Three statutory auditors are outside auditors as prescribed in Paragraph 1 of Article 18 of the Law concerning Commercial Code Special Provisions concerning the Auditing, etc., of Stock Companies.*

V. State of Accounting

1. Method of Preparation of Consolidated Financial Statements and Financial Statements

(1) Consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements" (Ministerial Ordinance No. 28 of the Ministry of Finance in 1976; hereinafter referred to as "Regulations of Consolidated Financial Statements").

Furthermore, the consolidated financial statements of the Company for the previous consolidated accounting period (from April 1, 2001 to March 31, 2002) were prepared in compliance with the Regulations of Consolidated Financial Statements that had been in effect before the amendment, while the consolidated financial statements for the current consolidated accounting period (from April 1, 2002 to March 31, 2003) have been prepared in compliance with the Regulations of Consolidated Financial Statements that have been in effect after the amendment.

(2) The Financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Financial Statements" (Ministerial Ordinance No. 59 of the Ministry of Finance in 1963; hereinafter referred to as "Regulations of Financial Statements").

Furthermore, the financial statements for the 54th term (from April 1, 2001 to March 31, 2002) were prepared in compliance with the regulations for financial statements effective before the amendment, while those for the 55th term (from April 1, 2002 to March 31, 2003) have been prepared in compliance with the regulations for financial statements effective after the amendment.

2. Certification of Auditing

The consolidated financial statements and the financial statements of the Company for the previous consolidated accounting period (from April 1, 2001 to March 31, 2002) and the 54th term (from April 1, 2001 to March 31, 2002) as well as the current consolidated accounting period (from April 1, 2002 to March 31, 2003) and the 55th term (from April 1, 2002 to March 31, 2003) were subject to an audit by Shin Nihon & Co. respectively under the provisions of Article 193-2 of the Securities and Exchange Law.

Arisawa Mfg. Co., Ltd.

1. Consolidated Financial Statements, etc.

(1) Consolidated Financial Statement

1) Consolidated Balance Sheet

Item	Note	54th Term (As of March 31, 2002) Amount (Thousands of yen)		Composition ratio (%)	55th Term (As of March 31, 2003) Amount (Thousands of yen)		Composition ratio (%)
(Assets)							
I. Current Assets							
1. Cash and deposits			6,731,657			9,597,300	
2. Trade notes & Accounts receivable	6		7,989,490			8,698,369	
3. Securities			160,498			160,595	
4. Inventories			3,564,263			4,233,998	
5. Deferred tax assets			228,199			590,633	
6. Others			433,414			369,057	
Allowance for doubtful accounts			-11,135			-18,305	
Total Current Assets			19,096,389	50.5		23,631,648	52.9
II. Fixed Assets							
1. Tangible Fixed Assets							
(1) Buildings & Structures	2	10,398,770			10,911,390		
Accumulated depreciation		5,443,933	4,954,837		5,854,618	5,056,772	
(2) Machinery and equipment & delivery equipment	2	13,332,402			14,816,012		
Accumulated depreciation		9,709,540	3,622,861		10,570,647	4,245,364	
(3) Tools and fixture	2	1,281,563			1,266,907		
Accumulated depreciation		1,055,391	226,171		1,072,243	194,664	
(4) Land	2		1,741,055			1,567,699	
(5) Construction in progress			814,787			2,123,713	
Total Tangible Fixed Assets			11,359,714	30.0		13,188,213	29.5
2. Intangible Fixed Assets			17,658	0.0		61,913	0.0
3. Investments and Other Assets							
(1) Investment securities	1		6,974,669			7,217,025	
(2) Long-term loans			43,224			64,989	
(3) Deferred tax assets			123,622			358,346	
(4) Others	1		274,853			216,552	
Allowance for doubtful accounts			-38,362			-25,752	
Total Investment and Other Assets			7,378,008	19.5		7,831,161	17.5
Total Fixed Assets			18,755,381	49.5		21,081,288	47.1
Total Assets			37,851,770	100.0		44,712,937	100.0

Arisawa Mfg. Co., Ltd.

Item \ Term	Note	54th Term (As of March 31, 2002) Amount Thousands of yen		54th Term Composition ratio (%)	55th Term (As of March 31, 2002) Amount Thousands of yen		55th Term Composition ratio (%)
(Liabilities)							
I. Current Liabilities							
1. Trade notes payable & Accounts payable	6		5,868,712			8,430,821	
2. Short-term loans	2,5		967,264			646,000	
3. Business taxes, etc. payable			562,829			1,623,019	
4. Deferred tax liabilities			564			---	
5. Reserve for bonuses			646,321			1,093,757	
6. Others			1,650,297			3,093,285	
Total Current Liabilities			9,695,990	25.7		14,886,884	33.2
II. Fixed Liabilities							
1. Long term loans	2		22,000			31,000	
2. Deferred tax liabilities			396,631			---	
3. Reserve for retirement granting allowance			136,515			291,712	
4. Reserve for officers' retirement bonus			149,997			169,053	
5. Consolidation adjusting accounts			---			5,352	
6. Others			54,708			14,536	
Total Fixed Liabilities			759,852	2.0		511,654	1.1
Total Liabilities			10,455,842	27.7		15,398,539	34.3
(Minority Interest)							
Minority interest			10,428	0.0		---	---
(Shareholders' Equity)							
I. Capital	7		6,320,255	16.7		---	---
II. Capital reserve			5,432,618	14.4		---	---
III. Consolidated surplus			14,888,501	39.3		---	---
IV. Other revaluation balance of securities			727,768	1.9		---	---
V. Exchange rate adjusting accounts			17,680	0.0		---	---
VI. Treasury Stocks	8		-1,325	-0.0		---	---
Total Shareholders' Equity			27,385,499	72.3		---	---
I. Capital	7		---	---		6,378,708	14.3
II. Capital surplus			---	---		5,491,071	12.3
III. Accumulated surplus			---	---		17,437,129	39.0
IV. Other revaluation balance of securities			---	---		71,659	0.2
V. Exchange rate adjusting accounts			---	---		-42,086	-0.1
VI. Treasury Stocks	8		---	---		-22,084	-0.0
Total Shareholders' Equity			---	---		29,314,397	65.7
Liabilities, Minority Interest & Shareholders' Equities			37,851,770	100.0		44,712,937	100.0

2) Consolidated Profit and Loss Statement

Term		54th Term (From April 1, 2001 to March 31, 2002)			55th Term (From April 1, 2001 to March 31, 2002)		
Item	Note	Amount (Thousands of yen)		(%)	Amount (Thousands of yen)		(%)
I. Sales			28,711,026	100.0		37,004,746	100.0
II. Cost of Goods Sold			22,717,855	79.1		29,024,559	78.4
Gross Profit on Sales			5,993,171	20.9		7,980,186	21.6
III. Selling, General & Admin. Expenses							
1. Freight and packaging cost		488,376			1,046,414		
2. Wage allowances		783,710			823,193		
3. Transfer to reserve for bonus		144,819			214,697		
4. Transfer to retirement wage allowance		47,992			53,955		
5. Transfer to officers' retirement allowance		21,905			19,256		
6. Others		1,336,327	2,823,131	9.9	1,387,023	3,544,540	9.6
Operating profit			3,170,039	11.0		4,435,645	12.0
IV. Non-operating Income							
1. Interest received		7,620			31,209		
2. Dividend received		36,522			39,198		
3. Profit on equity method		499,400			878,516		
4. Rent income		110,545			114,836		
5. Others		195,689	849,777	3.0	104,823	1,168,585	3.2
V. Non-operating Expenses							
1. Interest paid		17,247			15,100		
2. Foreign exchange losses		---			161,435		
3. Reserve against defaults		61,835			51,429		
4. Expenses for new share issuance		51,044			---		
5. Rent payment		43,908			47,622		
6. Others		54,404	228,440	0.8	52,218	327,806	0.9
Ordinary Profits			3,791,377	13.2		5,276,424	14.3
VI. Extraordinary Profits							
1. Sale of investment securities		84,173					
2. Sale of fixed assets *1	1	38,192	122,366	0.4	18,290	18,290	0.0
VII. Extraordinary Losses							
1. Retirement loss of fixed assets	2	46,907			---		
2. Write-off of balance due to change of accounting standard for retirement wage allowance		77,251			83,609		
3. Dispute Settlement		---			137,622		
4. Revaluation loss of investment securities					97,727		
5. Others		18,411	142,570	0.5	33,873	352,833	1.0
- Net profits before			3,771,173	13.1		4,941,882	13.3

- Corporate taxes, inhabitant taxes and business taxes payable		1,417,961			2,350,500		
- Adjusted amount of income taxes, etc.		18,967	1,436,929	5.0	-523,264	1,827,235	4.9
- Profit/loss attributable to minority interest			-24,602	-0.1		-4,475	-0.0
- Net Profits			2,358,846	8.2		3,119,122	8.4

3) Consolidated Earned Surplus Statement

Term Item	54th Term (From April 1, 2001 to March 31, 2002)		55th Term (From April 1, 2001 to March 31, 2003)	
	Amount (Thousands of yen)		Amount (Thousands of yen)	
I. Consolidated earned surplus, beginning of term		13,101,170		---
II. Reduction in consolidated earned surplus				
1. Reduction in earned surplus due to increase of consolidated subsidiaries	48,797		---	
2. Dividends paid	475,001		---	
3. Officers' bonuses	47,716	571,515	---	---
III. Net profit		2,358,846		---
IV. Consolidated earned surplus, end of term		14,888,501		
(Capital Surplus)				
I. Capital surplus, beginning of term				
Capital reserve, beginning of term	---	---	5,432,618	5,432,618
II. Increase in capital surplus				
Capital increase by issuance of new shares	---	---	58,452	58,452
III. Capital surplus, end of term				5,491,071
(Earned surplus)				
I. Earned surplus, beginning of term				
Consolidate earned surplus, beginning of term	---	---	14,888,501	14,888,501
II. Increase in earned surplus				
1. Increase in earned surplus due to reduction of consolidated subsidiaries	---		112,135	
2. Net profit	---	---	3,119,122	3,231,257
III. Decrease in earned surplus				
1. Reduction in earned surplus due to increase of consolidated subsidiaries	---		139,187	
2. Dividends paid	---		510,541	
3. Officers' bonuses	---	---	32,901	682,629
IV. Earned surplus, end of term		---		17,437,129

Arisawa Mfg. Co., Ltd.

4) Consolidated Cash Flow Statements

Item / Term	54th Term (From April 1, 2001 to March 31, 2002)	55th Term (From April 1, 2001 to March 31, 2003)
	Amount (Thousands of yen)	Amount (Thousands of yen)
I. Cash flow from operating activities:		
Net profit before tax, etc.	3,771,173	4,941,882
Depreciation costs	1,559,313	1,577,790
Profit on equity method	-499,400	- 878,516
Sale of investment securities	-84,173	---
Sale of fixed assets	-38,192	-18,290
New share issuance expenses	51,044	1,957
Retirement loss of tangible fixed assets	46,907	29,147
Revaluation loss of investment securities	13,709	97,727
Dispute settlement	---	137,622
Exchange gains/losses	-4,516	154,752
Increase/decrease in reserves of officers' retirement allowance	-81,299	19,056
Increase in reserves for bonuses	646,321	464,803
Increase in reserves for retirement allowance	111,710	143,943
Decrease in provisions for doubtful accounts	-36,553	-5,439
Interest received and dividend received	-44,142	-70,408
Interest paid	17,247	15,100
Increase / decrease in accounts receivables	2,293,516	-711,222
Increase / decrease in inventories	328,390	-692,859
Increase in trade payable	-1,070,702	2,586,658
Increase / decrease in consumption tax, etc. payable	-123,090	97,721
Increase / decrease in other assets	64,474	81,838
Increase/decrease in other debts	-796,443	51,028
Officers' bonuses	-47,753	-32,901
Subtotal	6,077,540	7,991,393
Interest and dividends received	99,942	120,492
Interest paid	-18,006	-14,559
Amount paid for dispute settlement	---	-85,477
Income tax, etc. payable	-2,128,875	-1,228,453
Cash flow from operating activities	4,030,601	6,783,396
II. Cash flow from investing activities		
Expenses for deposit in fixed accounts	-1,555,947	-3,898,351
Income from refund of fixed deposit	121,690	1,452,024
Expenses to acquire tangible fixed assets	-2,771,139	-2,537,787
Income from sale of tangible fixed assets	46,039	191,914
Expenses to purchase investment securities	-396,508	-704,594
Income from sale of investment securities	191,810	—
Expenses of lending	-70,000	-128,356
Income from collection of loans	55,209	270,569
Others	-2,000	-26,888
Cash flow from investing activities	-4,380,845	-5,381,470
III. Cash flow from financing activities		
Net decrease in sort term loans	-382,245	- 347,064
Expenses of repayment of long term loans	-27,280	-36,200
Proceeds from equity issues	4,836,765	114,947
Balance between expenses and income from acquisition/sale of treasury stocks	-1,079	---
Expense of acquisition of treasury stock	---	- 20,759
Dividends paid	-474,968	-510,133
Cash flow from financing activities	3,951,192	-799,209

VI. Cash and cash equivalents, beginning of term	1,593,945	5,251,197
VII. Cash and cash equivalents of newly consolidated subsidiaries	51,786	11,519
VIII. Cash and cash equivalents of unconsolidated entities	---	-40,069
IX. Cash and cash equivalents, end of term	5,251,197	5,773,168

Basic Matters for Preparation of Consolidated Financial Statements

Previous Consolidated Fiscal Year (April 1, 2001 to March 31, 2002)	Current Consolidated Fiscal Year (April 1, 2002 to March 31, 2003)
1. Scope of consolidation	1. Scope of consolidation
(1) Number of consolidated subsidiaries: 10 The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd., Arisawa Fiber Glass Co., Ltd. and Colorlink Japan Co., Ltd. Colorlink Japan Co., Ltd. was included in consolidated companies due to increase of importance. (2) The name of the non-consolidated subsidiaries are Arisawa Sangyo, Ltd., Howa Sangyo, Ltd., Kei Ski Garage, Ltd. and Arisawa Optic Co., Ltd. Reason for excluding the non-consolidated subsidiaries above from consolidation: These companies are excluded because the aggregate totals of their total assets, sales, net income or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect reasonable judgments on financial position and operations of Arisawa Group.	(1) Number of consolidated subsidiaries: 10 The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd., Arisawa Fiber Glass Co., Ltd. and Colorlink Japan Co., Ltd. Colorlink Japan Co., Ltd. was excluded from consolidated subsidiaries and deemed as an affiliate company to which equity method is applied due to decrease of our shareholding ratio in the company after its capital increase in October 2002. (2) The name of the non-consolidated subsidiaries are Arisawa Sangyo, Ltd., Howa Sangyo, Ltd., Kei Ski Garage, Ltd. and Arisawa PG Co., Ltd. * Arisawa PG was established in December 2002. Reason for excluding the non-consolidated subsidiaries above from consolidation: These companies are excluded because the aggregate totals of their total assets, sales, net income or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect reasonable judgments on financial position and operations of Arisawa Group.
2. Application of equity method (1) Companies to which the equity method is applied: 4 Affiliates: Polatechno Co., Ltd., Shinano Co., Ltd., Taiflex Scientific Co., Ltd. and Scalar Corporation. Scalar Corporation was included in companies to which the equity method is applied in accordance with acquisition of shares. (2) The equity method is not applied to the following non-consolidated subsidiaries; Arisawa Optic Co., Ltd. and three other companies and the affiliates, Ryoyu Kogyo Co., Ltd. and one other company, because the aggregate totals of their interim net profit or loss and surplus do not materially affect reasonable judgments on financial position and operations of Arisawa Group. (3) In case fiscal years of the companies to which the equity method is applied differ from consolidated fiscal year, such companies use respective financial statements.	2. Application of equity method (1) Companies to which the equity method is applied: 4 Affiliates: Polatechno Co., Ltd., Shinano Co., Ltd., Taiflex Scientific Co., Ltd. , Scalar Corporation and Colorlink Japan Co., Ltd. Colorlink Japan Co., Ltd. was excluded from consolidated subsidiaries and deemed as an affiliate company to which equity method is applied due to decrease of our shareholding ratio in the company after its capital increase in October 2002. (2) The equity method is not applied to the non-consolidated subsidiaries (Arisawa Sangyo and three other companies) and affiliates (Ryoyu Kogyo Co., Ltd. and another company) because the aggregate totals of their interim net profit or loss and surplus do not materially affect reasonable judgments on financial position and operations of Arisawa Group. (3) Same as the left.

3. Fiscal years of consolidated subsidiaries Except for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the two companies is January 31, 2002. However in preparing these consolidated financial statements, the financial statements as of January 31, 2002 are used for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	3. Fiscal years of consolidated subsidiaries Except for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the two companies is January 31, 2003. However in preparing these consolidated financial statements, the financial statements as of January 31, 2003 are used for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.
4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Other securities - Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.) - Securities where a market value is unavailable: Valued in the gross average method at cost. 2) Derivatives Valued at the current price. 3) Inventories - Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost in the FIFO method, but four of the consolidated subsidiaries adopt valuation at cost in the gross average method. - Raw materials and stores: Valued in the gross average method at cost. (2) Depreciation method for important assets 1) Depreciation method for tangible assets The declining balance method. However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machineries & delivery equipment: 4 - 9 years 2) Depreciation method for intangible assets: The straight line method is adopted. However straight line method is adopted for software for own use based on the period of in-house useful life (5 years). (3) Accounting for differed assets Expenses for new shares issuance are recorded as cost in full at the time of expense.	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Securities to be held until maturity Fixed amount method. Other securities - Securities where a market value is available: Same as the left. - Securities where a market value is unavailable: Same as the left. 2) Derivatives Same as the left. 3) Inventories - Finished goods, merchandise, semi-finished goods, and work-in-progress: same as the left. - Raw materials and stores: same as the left. (2) Depreciation method for important assets 1) Depreciation method for tangible assets Same as the left. 2) Depreciation method for intangible assets: Same as the left. (3) Accounting for differed assets Same as the left.

(4) Posting standards for important allowances

1) Allowance for doubtful accounts

In order to reserve for losses from defaults on claims, a write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.

2) Reserve for bonuses

In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve.

3) Reserve for retirement allowances

In order to reserve retirement benefits to employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥231,754,000) will be charged as an extraordinary loss in proportional amounts over three years.

The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.

4) Reserve for Officers' Retirement Bonuses

(a) The Company

In order to prepare for officers' retirement bonuses, the amount to be paid to officers at their retirements pursuant to the internal rules is appropriated.

(b) Subsidiary Companies

---

(5) Treatment of leasing transactions

Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.

(6) Method of accounting for major hedges

1) Method of hedge accounting

Allocation of foreign exchange transactions

2) Method of hedging and accounts hedged

The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition.

3) Hedging policy

In order to improve the financial balance, hedging shall be conducted within the extent of the claims or liabilities involved.

4) Method of Evaluating the Effectiveness of Hedging

After hedging commences, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both the underlying claim or liability and the hedge.

(3) Posting standards for important allowances

1) Allowance for doubtful accounts

Same as the left.

2) Reserve for bonuses

Same as the left.

3) Reserve for retirement allowances

In order to reserve retirement benefits to employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥250,829,000) will be charged as an extraordinary loss in proportional amounts over three years.

The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.

4) Reserve for Officers' Retirement Bonuses

Same as the left.

(5) Treatment of leasing transactions

Same as the left.

(6) Method of accounting for major hedges

1) Method of hedge accounting

Same as the left.

2) Method of hedging and accounts hedged

The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of acquisition.

3) Hedging policy

In order to improve the financial balance, hedging shall be conducted within the extent of the liabilities involved.

4) Method of Evaluating the Effectiveness of Hedging

Same as the left.

(7) Other important matters for preparation of consolidated financial statements 1) Accounting treatment of consumption tax, etc. Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses. --- ---	(7) Other important matters for preparation of consolidated financial statements 1) Accounting treatment of consumption tax, etc. Same as the left. 2) Accounting of Treasury Shares and Retirement of Statutory Reserves From the current accounting period we have applied the "Accounting Standards in Connection With Treasury Shares and Retirement of Statutory Reserves" (Corporate Accounting Standards No. 1) as this has been in effect since April 1, 2002, but this does not have any impact on income for the current accounting period. As a result of the amendment of the Regulations on Financial Statements, Etc., we have prepared the capital section of the consolidated balance sheet and consolidated earned surplus statement of the current accounting period pursuant to the Regulations on Financial Statements, Etc. effective after the amendment. 3) Per share information From the current accounting period, we have adopted "the accounting rule for earning per share" (the Corporate Accounting Standard No. 2) and "the guideline for adopting the accounting rule for earnings per share" (The Guideline No. 4 for adopting Corporate Accounting Standards), which are applicable to accounting period beginning on or after April 1, 2002. Impacts of these are described in the note regarding per share information.
5. Valuation of assets and liabilities of consolidated subsidiaries: Valuation of assets and liabilities of consolidated subsidiaries is all made at market value.	5. Valuation of assets and liabilities of consolidated subsidiaries: Same as the left.
6. Amortization of consolidated adjustment accounts: ---	6. Amortization of consolidated adjustment accounts: Consolidation adjusting account is depreciated in equal installments in 5 years.
7. Treatment of items in profit appropriations, etc. Consolidated earned surplus statement is prepared from the profit appropriations established during the applicable consolidated fiscal year.	7. Treatment of items in profit appropriations, etc. Same as the left.
8. Scope of funds in consolidated cash flow statements The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuations, and will reach the maturity dates within 3 months from the dates on which they are acquired.	8. Scope of funds in consolidated cash flow statements Same as the left.

Arisawa Mfg. Co., Ltd.

Changes in method of notation

Previous consolidated fiscal year (from April 1, 2001 to March 31, 2002)	Current consolidated fiscal year (from April 1, 2002 to March 31, 2003)
1. Although in the previous period "bonuses" (¥134,209,000 in the current consolidated fiscal year) was recorded in an itemized account, in this year "bonuses" has been included in the "salary allowance" item of selling, general & administrative expenses since it was less than 10 percent of total of the same.	1. ---
2. The "reserve against defaults" which has been stated in "other" of non-operating expenses (and which amounted to ¥14,739,000 in the previous consolidated fiscal year) has been stated separately since it exceeded 10 percent of total non-operating expenses.	2. ---
3. The expense for issuing new shares which has been stated in "other" of operating expenses" (and which amounted to ¥791,000 in the previous consolidated fiscal year) has been stated separately since it exceeded 10 percent of total non-operating expenses.	3. ---
4. The "loss from disposing of inventory assets" in non-operating expenses (¥7,716,000 in the consolidated fiscal year) has been stated within "other" of non-operating expenses since it was less than 10 percent of total non-operating expenses.	4. ---
5. ---	5. The expense for issuing new shares has been stated in "other" of "operating expenses" (and which amounted to ¥1,957,000 in the current consolidated fiscal year) since it was less than 10 percent of total non-operating expenses.
6. ---	6. The "retirement loss of fixed assets" (which amounted to ¥29,147,000 in the current consolidated fiscal year) has been stated in "other" of "extraordinary losses" since it was less than 10 percent of total non-operating expenses.
7. ---	7. The "revaluation loss of investment securities" which has been stated in "other" of "extraordinary losses" (and which amounted to ¥13,709,000 in the previous consolidated fiscal year) has been stated separately since it exceeded 10 percent of total non-operating expenses.

Additional Information

Previous consolidated fiscal year (from April 1, 2001 to March 31, 2002)	Current consolidated fiscal year (from April 1, 2002 to March 31, 2003)
(Reserve for Bonuses) The estimated amount of unpaid employee bonuses included and stated in the "other" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses included in "other" out of the current liabilities as of the end of the previous consolidated accounting period was ¥801,909,000.	---

(Amount Added to Reserve for Bonuses) The estimated amount of unpaid employee bonuses included and stated in "bonuses" of sales, general and administrative expenses, has been entered into the amount to be added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses to be added to the reserve for unpaid bonuses included in "bonuses" out of the sales, general and administrative expenses as of the end of the previous consolidated accounting period was ¥183,676,000.	---

Notes

(Notes to Consolidated Balance Sheet)

Previous Consolidated Fiscal Year (As of March 31, 2002)	Current Consolidated Fiscal Year (As of March 31, 2003)
1. Major assets and liabilities in relation to non-consolidated subsidiaries and affiliates are as follows: (Thousands of yen) - Investment securities (equity shares) ¥4,080,441 - Others (investments and other assets) (contribution) ¥15,940	1. Major assets and liabilities in relation to non-consolidated subsidiaries and affiliates are as follows: (Thousands of yen) - Investment securities (equity shares) ¥4,971,953 - Others (investments and other assets) (contribution) ¥15,940
2. Assets provided in security and secured liabilities are as follows: (Thousands of yen)	2. Assets provided in security and secured liabilities are as follows: (Thousands of yen)

Assets in security:

	Previous		Current	
Buildings and structures	¥2,639,183	(¥2,540,458)	¥2,403,718	(¥2,317,401)
Machinery and equipment	¥ 1,511,225	(¥1,511,225)	¥1,169,693	(¥1,169,693)
Tools and fixtures	¥56,276	(¥56,276)	¥41,845	(¥41,845)
Land	¥416,269	(¥191,025)	¥416,269	(¥191,025)
Total	¥4,622,954	(¥4,298,985)	¥4,031,517	(¥3,719,966)

Secured liabilities: (Thousands of yen)

	Previous		Current	
Short tem loans	¥708,000	(¥620,000)	¥547,000	(¥459,000)
Current portion of long term loans payable within one year	¥ 6,000	(¥6,000)	¥ 24,000	(¥24,000)
Long term loans	¥22,000	(¥22,000)	¥31,000	(¥31,000)
Total:	¥736,000	(¥648,000)	¥602,000	(¥514,000)

Previous Consolidated Fiscal Year	Current Consolidated Fiscal Year
- The figures in the brackets show mortgages of the Factory Foundation and its liabilities. - In addition to the above, the following assets are provided as replacement for deposits for operating transactions. (Thousands of yen) Land ¥5,157	- The figures in the brackets show mortgages of the Factory Foundation and its liabilities. - In addition to the above, the following assets are provided as replacement for deposits for operating transactions. (Thousands of yen) Land ¥5,157

3. Discounted amounts on trade notes receivable ¥86,327,000	3. Discounted amounts on trade notes receivable ¥33,387,000
4. Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥130,000 Arisawa Optic Co., Ltd. ¥71,000 Total ¥201,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	4. Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (Thousands of yen) Polatechno Co., Ltd. ¥82,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.
5. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient financing operational activities. The following are the outstanding lines of credit based on these agreements as of the end of the consolidated interim accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥5,600,000 Draw-downs ¥260,000 Net ¥5,340,000	5. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient financing for operational activities. The following are the outstanding lines of credit based on these agreements as of the end of the consolidated interim accounting period: (Thousands of yen) Total amount of current account overdrafts and loan commitments ¥5,600,000 Draw-downs ¥210,000 Net ¥5,390,000
6. Notes Expiring as of the Last Day of the Consolidated Fiscal Year Notes expiring as of the last day of the consolidated fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated fiscal year also includes notes that expire as of the last day of the following fiscal year. (Thousands of yen) Notes receivable: ¥199,486 Notes payable: ¥302,001	6. ---
7. ---	7. Number of shares of the Company issued and outstanding Common stock 26,801,878 shares
8. ---	8. Number of shares of the Company held in treasury Common stock 8,995 shares

(Notes to Consolidated Profit and Loss Statement)

Previous Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)	Current Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)
1. Profit from sale of fixed assets is ¥38,192,000 from sale of land. 2. Sales loss of fixed assets are as follows: (Thousands of yen) Machineries and delivery equipment ¥36,149 Expense for dispose of facilities ¥1,086 Buildings and structures ¥8,483 Others ¥1,188 Total ¥46,907 3. Research and development expenditures included in general and administrative expenses and manufacturing costs for the current term ¥1,876,941	1. Profit from sale of fixed assets is ¥18,290,000 from sale of land. 2. --- 3. Research and development expenditures included in general and administrative expenses and manufacturing costs for the current term ¥2,118,461

(Notes to Consolidated Cash Flow Statement)

Previous Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)	Current Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)
Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items *shown in the consolidated balance sheets.* (Thousands of yen) Cash and deposits ¥6,731,657 Fixed term deposits for a term longer than three months ¥-1,640,958 Securities (Money Management Fund) ¥160,498 Cash and cash equivalents ¥5,251,197	Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items *shown in the consolidated balance sheets.* (Thousands of yen) Cash and deposits ¥9,597,300 Fixed term deposits for a term longer than three months ¥-3,984,727 Securities (Money Management Fund) ¥160,595 Cash and cash equivalents ¥5,773,168

(Notes to Leasing Transaction)

Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Machinery equip't & delivery equipment	9,918	3,840	6,077
Tools and fixtures	187,800	123,587	64,213
others	119,199	58,555	90,643
Total	316,917	185,983	130,934

Previous Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Machinery equip't & delivery equipment	6,738	3,279	3,458
Tools and fixtures	159,153	104,993	54,159
others	123,351	82,868	40,482
Total	289,242	191,141	98,100

(Note) The amount equivalent to the prepaid lease balance is calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of the end of term tangible asset balance.

2. Prepaid lease balance at the end of term

	(Thousands of yen)
Less than 1 year	¥58,338
More than 1 year	¥72,596
Total:	¥130,934

(Note) The prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of the end of term tangible asset balance.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥67,330
Equivalent depreciation cost:	¥67,330

4. Method for calculating equivalent depreciation cost:

The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

(Note) Same as the left.

2. Prepaid lease balance at the end of term

	(Thousands of yen)
Less than 1 year	¥54,435
More than 1 year	¥43,665
Total:	¥98,100

(Note) Same as the left.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥64,051
Equivalent depreciation cost:	¥64,051

4. Method for calculating equivalent depreciation cost:

Same as the left.

(Notes to Securities Relation)

Securities

1. Other Securities bearing the Market Value

(Thousands of yen)

	Previous Consolidated Fiscal Year As of March 31, 2002			Current Consolidated Fiscal Year As of March 31, 2003		
Type of Securities	Acquisition Cost	Value shown on the Consolidated Balance Sheet	Balance	Acquisition Cost	Value shown on the Consolidated Balance Sheet	Balance
(1) Items of which the value shown on the consolidated balance sheet exceeds the acquisition cost:						
Equity shares	732,520	1,949,753	1,217,232	200,922	553,619	352,696
Bonds						
- National Government Bonds, Local Government Bonds, etc.	---	---	---	---	---	---
- Corporate Bonds	---	---	---	---	---	---
- Others	---	---	---	---	---	---
Others	---	---	---	---	---	---
Subtotal	732,520	1,949,753	1,217,232	200,922	553,619	352,696
(2) Items of which the value shown on the consolidated balance sheet does not exceed the acquisition cost:						
Equity shares	287,934	255,656	-32,277	893,979	679,551	- 214,427
Bonds						
- National Government Bonds, Local Government Bonds, etc.	---	---	---	---	---	---
- Corporate Bonds	---	---	---	---	---	---
- Others	---	---	---	---	---	---
Others	162,155	145,599	-16,555	162,155	129,832	-32,323

Total	1,182,610	2,351,009	1,168,399	1,257,057	1,363,003	105,945

2. Sales of Other Securities during the Previous and Current Consolidated Fiscal Year

(Thousands of yen)

Previous Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)			Current Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)		
Amount of Sales	Total Amount of Sales Profit	Total Amount of Sales Loss	Amount of Sales	Total Amount of Sales Profit	Total Amount of Sales Loss
191,810	84,173	---	---	---	---

3. Major Securities Non-bearing the Market Value

(Thousands of yen)

Type of Securities	Previous Consolidated Fiscal Year As of March 31, 2002	Current Consolidated Fiscal Year As of March 31, 2002
	Value recorded on the Consolidated Balance Sheet	Value recorded on the Consolidated Balance Sheet
(1) Securities held to maturity		
Unlisted Foreign Fixed Income Securities	---	269,318
(2) Other Securities		
Money Management Fund	160,498	160,595
Unlisted Securities (excluding OTC shares)	543,217	612,750

4. Redeemable Amount of Redeemable Securities or Securities Held to Maturities Categorized under "Other Securities"

(in thousand yen)

	Within 1 year	More than 1 year and within 5years	More than 5 years and within 10 years	More than 10 years
1. Fixed income securities				
(1) National/local government bonds, etc.	---	---	---	---
(2) Corporate bonds	---	---	---	---
(3) others	---	269,318	---	---
2. Other securities	---	---	---	---
Sub total	---	269,318	---	---

(Derivative Transaction)

1. Matters Concerning the State of Trading

Previous Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)	Current Consolidated Fiscal Year (From April 1, 2002 to March 31, 2003)
1. Details of Transactions Derivative products used by the Company are currency related exchange contracts. 2. Derivative Trading Policies The Company's derivative trading targets the reduction of risk of future exchange fluctuations, and is not conducted for investment purposes.	1. Details of Transactions Same as the left. 2. Derivative Trading Policies Same as the left.

3. Purpose of Derivative Trading The Company employs derivative trading for the purpose of securing stable profits by preventing currency fluctuation risks of foreign currency denominated monetary receivables and liabilities. The Company engages in hedge accounting using derivative transactions. - Method of hedge accounting: Allocation to foreign currency denominated transactions - Method of Hedging and Transactions Hedged: Avoiding of currency fluctuation from foreign currency denominated transactions using foreign exchange contracts, as a means to finalize sales prices and purchase prices. - Hedging Policy: We engage in hedging within the extent of the claims or liabilities involved, in order to improve the financial balance. - Method of Evaluating the Effectiveness of Hedging: After hedging commences, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both the underlying claim or liability and the hedge, during the period until the effectiveness is determined.	3. Purpose of Derivative Trading The Company employs derivative trading for the purpose of securing stable profits by preventing currency fluctuation risks of foreign currency denominated monetary receivables and liabilities. The Company engages in hedge accounting using derivative transactions. - Method of hedge accounting: Allocation to foreign currency denominated transactions - Method of Hedging and Transactions Hedged: Avoiding of currency fluctuation from foreign currency denominated transactions using foreign exchange contracts, as a means to finalize purchase prices. - Hedging Policy: We engage in hedging within the extent of the liabilities involved, in order to improve the financial balance. - Method of Evaluating the Effectiveness of Hedging: After hedging commences, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both the underlying claim or liability and the hedge, during the period until the effectiveness is determined.
4. Details of Risks related to Trading Foreign exchange contracts contain a risk of fluctuation of currency rates. It is our understanding that there is almost no credit risk because the transactions are conducted with financial institutions that have high credit ratings.	4. Details of Risks related to Trading Same as the left.
5. Risk Management System In the execution and management of derivative trades, the person making the decision first receives the approval of the department in charge of funds.	5. Risk Management System Same as the left.
6. Supplementary Explanation of Matters Concerning Trading Prices, etc. Contract amounts of matters concerning trading prices, etc., are nothing more than nominal contracting amounts used in derivative dealing, and the size of the amount has nothing to do with the risk associated with the derivative transaction.	6. Supplementary Explanation of Matters Concerning Trading Prices, etc. Same as the left.

2. Matters Concerning Trading Market Prices, etc.

Derivative Trading Contract Amount, etc., Market Price and Valuation Gain or Loss

(1) Currency Relation

(Thousands of yen)

Section	Type	Previous Consolidated Fiscal Year (As of March 31, 2002)				Current Consolidated Fiscal Year (As of March 31, 2003)			
		Contract Amount		Current Price	Valuation Loss/Gain	Contract Amount		Current Price	Valuation Loss/Gain
			Exceed 1 Year				Exceed 1 Year		
Non-Market Trades	Exchange Contracts in buying US$	66,534	---	66,295	-239	---	---	---	---
Total		66,534	---	66,295	-239	---	---	---	---

(Notes:)

Previous Consolidated Fiscal Year
1. Current price as of the end of term refers futures market price.
2. Excluding derivatives transactions that are covered under hedge accounting.

Current Consolidated Fiscal Year
1. Same as the left.
2. Same as the left.

(Relationship to Retirement Benefits)

1. Summary of applicable retirement benefit plan.

Our group has a qualified pension plan and a lump sum retirement bonus plan. From the 33rd fiscal period (the year ended in April 1981) the filing company transferred some (50 percent) of its retirement benefits, and from the 42nd fiscal period (the year ended in March 1990) the entire amount of retirement benefits were transferred to the qualified pension plan.

2. Retirement benefit liabilities and details thereof:

(Thousands of yen)

	Previous consolidated fiscal year (As of March 31, 2002)	Current consolidated fiscal year (As of March 31, 2003)
(1) Retirement benefit liabilities	-3,404,712	-3,436,841
(2) Pension assets	2,546,981	2,243,634
(3) Unfunded retirement benefit liability (1) + (2)	-857,730	-1,193,206
(4) Unaccounted difference occurring at the time of amendment of accounting standards	77,251	---
(5) Unrecognized difference resulting from actuarial accounting	643,963	901,494
(6) Unrecognized past service liability (reduction in liability)	---	---
(7) Net value on consolidated balance sheets (3) + (4) + (5) + (6)	-136,515	-291,712
(8) Prepaid pension costs	---	---
(9) Retirement benefit allowance (7) - (8)	-136,515	-291,712

Note: Some of the subsidiaries use a simplified method to calculate their pension benefit liabilities.

3. Details of Retirement Benefit Expenses

(Thousands of yen)

	Previous consolidated fiscal year (From April 1, 2001 to March 31, 2002)	Current consolidated fiscal year (From April 1, 2001 to March 31, 2002)
Retirement benefit expenses	298,042	386,525
(1) Service cost	145,203	164,695
(2) Interest cost	91,890	83,883
(3) Expected investment income (reduction)	-89,745	-89,144
(4) Amount treated as an expense out of the difference at the time of amendment of accounting standards	77,251	83,609
(5) Difference resulting from actuarial accounting	73,442	143,481

Note: The retirement benefit expenses of consolidated subsidiaries which use the simplified accounting method have been booked into "(1) Service cost."

4. Particulars Concerning the Actual Assumptions for Calculating Retirement Benefit Liability, Etc.

	Previous consolidated fiscal year (As of March 31, 2002)	Current consolidated fiscal year (As of March 31, 2003)
(1) Discount rate (%)	2.50%	Same as the left.
(2) Expected investment income (%)	3.50%	Same as the left.
(3) Method of allocating projected retirement benefits over the period	Straight line over the period	Same as the left.
(4) Years for amortizing past service liability	---	---
(5) Years for amortizing unrecognized difference resulting from actuarial accounting	5 years	Same as the left.
(6) Years for amortizing difference arising at the time of amending accounting standards	3 years	Same as the left.

Arisawa Mfg. Co., Ltd.

(Tax Effect Relation)

	Previous consolidated fiscal year (As of March 31, 2002)	Current consolidated fiscal year (As of March 31, 2003)
1. Breakdown by the causes of deferred tax assets and deferred tax liabilities incurred		
Deferred tax assets (current)		
- Excess of tax deductible maximum amount transferable to allowance for bonuses	151,144	405,393
- Negated amount of business tax payable, etc.	48,502	143,141
- Others	34,461	43,447
	234,107	591,982
Deferred tax liabilities (current)		
- Special depreciation reserve	-1,020	-1,349
- Others	-5,451	
	-6,472	
Net deferred tax assets (current)	227,635	590,633
Deferred tax assets (fixed)		
- Losses carried forward for tax purposes	165,418	222,015
- Negated allowance to be transferred to officers' retirement allowance	62,608	68,835
- Amount in excess of the deduction for the allowance for retirement benefits	52,189	110,127
- Negated amount as revaluation loss of investment securities		44,833
- Others	44,072	49,160
Subtotal	324,289	494,971
- Valuable allowance	-68,003	-80,287
Total	256,286	414,684
Deferred tax liabilities (fixed)		
- Valuation balance of other securities	-521,115	-50,314
- Special depreciation reserve	-6,121	-4,332
- Others	-2,058	-1,691
	-529,295	-56,338
Net deferred tax assets (fixed)	-273,008	358,346
2. Breakdown by the causes of important differences in the burden rates between legal effective tax rate and the corporate tax rate after application of tax effect accounting		
Statutory effective tax rate	41.74%	41.74%
(Adjustment)		
- Investment profit on equity method	-5.53%	-7.42%
- Unrecognized taxable income of subsidiaries carrying a loss	1.80%	1.62%
- Others	0.09%	1.03%
Burden rate of income tax rate, etc. after application of tax effect accounting	38.10%	36.97%

3. ---	3. With the promulgation of the Law Amending a Portion of the Local Tax Law, Etc. (Law No. 9 of 2003) on March 31, 2003, the local tax rate used for the purpose of calculating deferred tax assets and deferred tax liabilities for the present consolidated fiscal year (limited to those deferred tax assets and deferred tax liabilities that are expected to be erased on or after April 1, 2004) has been reduced from 41.74% in the previous consolidated fiscal year, to 40.44%. This will result in only a minor impact on the monetary amount of the deferred tax assets (meaning the amount after deducting deferred tax liabilities), the corporation tax, etc., adjustment amount, and the amount for other adjustments of valuation of securities booked for said consolidated fiscal year.

(Segment Information)
Segment Information by Business Category

(Thousands of yen)

Previous consolidated fiscal year (From April 1, 2001 to March 31, 2002)					
	Manufacture & sale of industrial materials	Other businesses	Total	Elimination or all companies	Consolidation
I Sales and profit or loss Sales					
(1) Sales to outside customers	27,779,209	931,817	28,711,026	---	28,711,026
(2) Inter-segmental internal sales or transfers	58,178	---	58,178	(58,178)	---
Total	27,837,388	931,817	28,769,205	(58,178)	28,711,026
Operating expenses	24,639,249	959,959	25,599,208	(58,220)	25,540,987
Operating Income	3,198,139	- 28,141	3,169,997	41	3,170,039
II Assets, depreciation costs, and capital exp.					
Assets	27,809,041	986,353	28,795,395	9,056,374	37,851,770
Depreciation costs	1,535,128	24,185	1,559,313	---	1,559,313
Capital expenditure	2,108,608	3,771	2,112,380	---	2,112,380

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into each business category*

Business category	*Main products, etc.*
Manufacture and sale of industrial materials, etc.	*Manufacture and sale of electronic materials, optical materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.*
Other businesses	*Management of golf training courses, and purchase and sale of sports and recreation equipment*

3. *The total amount of corporate assets included in Elimination or all Companies out of the Assets is* ¥9,271,579,000. *Major assets items thereof are idle investment fund (cash and deposits), long-term investment fund (investment securities), and administrative department assets, etc.*

(Thousands of yen)

Current consolidated fiscal year (From April 1, 2002 to March 31, 2003)					
	Manufacture & sale of industrial materials	Other businesses	Total	Elimination or all companies	Consolidation
I Sales and profit or loss Sales					
(1) Sales to outside customers	36,212,786	791,959	37,004,746	---	37,004,746
(2) Inter-segmental internal sales or transfers	32,736	---	32,736	(32,736)	---
Total	36,245,523	791,959	37,037,482	(32,736)	37,004,746
Operating expenses	31,732,505	866,724	32,599,229	(30,129)	32,569,100
Operating Income	4,513,017	-74,764	4,438,252	(2,607)	4,435,645
II Assets, depreciation costs, and capital exp.					
Assets	41,688,196	945,641	42,633,837	2,079,099	44,712,937
Depreciation costs	1,557,235	20,555	1,577,790	---	1,577,790

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into each business category*

Business category	*Main products, etc.*
Manufacture and sale of industrial materials, etc.	*Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.*
Other businesses	*Management of golf training courses, and purchase and sale of sports and recreation equipment*

3. *The total amount of corporate assets included in Elimination or all Companies out of the Assets is ¥2,571,099,000. Major assets items thereof are idle investment fund (cash and deposits), long-term investment fund (investment securities), and administrative department assets, etc.*

(Segment Information by Region)

Because Arisawa Group has no consolidated subsidiaries and branches in overseas countries, there are no applicable matters in the previous consolidated fiscal term and current consolidated fiscal term.

(Overseas Sales)

Previous consolidated fiscal year (From April 1, 2001 to March 31, 2002)

		Asia	North America	Other regions	Total
I	Overseas sales (Thousands of yen)	4,688,707	3,974,199	786,868	9,449,775
II	Consolidated sales (Thousands of yen)	---	---	---	28,711,026
III	Proportion of overseas sales as in proportion to consolidated sales (%)	16.3	13.9	2.7	32.9

Current consolidated fiscal year (From April 1, 2001 to March 31, 2002)

		Asia	North America	Other regions	Total
I	Overseas sales (Thousands of yen)	8,441,111	5,223,005	684,817	14,348,934
II	Consolidated sales (Thousands of yen)	---	---	---	37,004,746
III	Proportion of overseas sales as in proportion to consolidated sales (%)	22.8	14.1	1.9	38.8

Notes:
1. *The regions are composed by proximity.*
2. *The respective regions are composed of the following countries.*
   North America: USA and Canada
   Asia: Korea, China, Taiwan and Malaysia, etc.
3. *Overseas sales are the sales by the Company to respective regions (including indirect exports).*

Arisawa Mfg. Co., Ltd.

(Transactions with parties concerned)

Previous consolidated fiscal year (From April 1, 2001 to March 31, 2002)

1. The Company and major corporate shareholders, etc.
   No applicable matters.

2. Officers and major individual shareholders, etc.

Classification		Company with majority voting rights owned by officers and their relatives
Name of Company		Arisawa Kenko Co., Ltd.
Address		Joetsu City, Niigata Prefecture
Capital		¥317,600,000
Business line		Agent of non-life insurance
Owner-ship ratio of voting rights		Direct 2.0%
Relation	Officers concurrent role	1 Officer
	Business Relation	Non-life insurance contract
Trade contents		Payment of insurance premium
Amount involved		¥21,820,000
Items		---
Closing Balance at term end		---

Notes: 1. *Regarding the percentage breakdown of the ownership of the voting rights, Sanji Arisawa directly own 28.9%. Four relatives of Sanji Arisawa hold 71.1%.*
2. *Trade conditions or decision making policies of trade conditions, etc.*
Premiums of non-life insurance are decided based on the fixed rates.

3. Subsidiaries, etc.

Classification		Affiliate
Name of Company		Polatechno Co., Ltd.
Address		Chiyoda-ku, Tokyo
Capital		¥1,240,000,000
Business line		Manufacturing of LCD use polarizing plates
Owner-ship ratio of voting rights		Direct 45%
Relation	Officers concurrent role	4 Officers
	Business Relation	Sales of products of optical materials

Trade Contents	Amount involved (Thousands of yen)	Item	Closing Balance at the end of term
Sales of products	¥231,156,000	Trade notes and accounts receivables	¥106,647,000
Debt guarantee	¥130,000,000	--	---

Note: 1. *Consumption taxes, etc. are excluded in the accounting treatment adopted, but the closing balances in the above include consumption taxes, etc.*
2. *Trade conditions and decision making policies, etc. of trade conditions Product sales are decided by negotiation with reference to market prices.*
3. *Debt guarantee is made for the loans from financial institutions for facility funds and operating funds and is guaranteed by Nippon Kayaku Co., Ltd. and the Company.*

4. Fellow subsidiaries, etc.
   No applicable matters.

Arisawa Mfg. Co., Ltd.

Current consolidated fiscal year (From April 1, 2002 to March 31, 2003)

1. The Company and major corporate shareholders, etc.
   No applicable matters.

2. Officers and major individual shareholders, etc.

Classification		Company with majority voting rights owned by officers and their relatives
Name of Company		Arisawa Kenko Co., Ltd.
Address		Joetsu City, Niigata Prefecture
Capital		¥317,600,000
Business line		Agent of non-life insurance
Owner-ship ratio of voting rights		Direct 2.0%
Relation	Officers concurrent role	1 Officer
	Business Relation	Non-life insurance contract
Trade contents		Payment of insurance premium
Amount involved		¥16,569,000
Items		---
Closing Balance at term end		---

Notes: 1. Regarding the percentage breakdown of the ownership of the voting rights, Sanji Arisawa directly own 28.9%. Four relatives of Sanji Arisawa hold 71.1%.
2. Trade conditions or decision making policies of trade conditions, etc.
Premiums of non-life insurance are decided based on the fixed rates.

3. Subsidiaries, etc.
   No applicable matters.

4. Fellow subsidiaries, etc.
   No applicable matters.

(Per share information)

Previous consolidated fiscal year (April 1, 2001 to March 31, 2002)		Current consolidated fiscal year (April 1, 2001 to March 31, 2002)	
Net asset per share	¥1,126.44	Net asset per share	¥1,092.69
Basic earnings per share	¥106.08	Basic earnings per share	¥115.15
Fully diluted earnings per share	¥106.03	Fully diluted earnings per share	¥114.96
		From the current term, we have adopted "the accounting rule for earning per share" (the Corporate Accounting Standard No. 2) and "the guideline for adopting the accounting rule for earnings per share" (The Guideline No. 4 for adopting Corporate Accounting Standards).	
		Per share information applying accounting standards adopted in the previous fiscal year:	
		Net asset per share	¥1,094.11
		Basic earnings per share	¥118.01
		Fully diluted earnings per share	¥117.97
		The Company made share split during the current fiscal year. Per share information on the assumption that the share split was made at the beginning of the current fiscal year:	
		Net asset per share	¥1,024.04
		Basic earnings per share	¥95.63
		Fully diluted earnings per share	¥95.58

Arisawa Mfg. Co., Ltd.

(Thousands of Yen, except per share amount)

	Previous consolidated fiscal year (April 1, 2001 to March 31, 2002)	Current consolidated fiscal year (April 1, 2001 to March 31, 2002)
Basic earnings per share		
Net profit	---	3,119,122
Amounts that are not attributable to common share holders	---	38,000
(Of those, officers' compensation by profit appropriation)	---	(38,000)
Net profit for common shares	---	3,081,122
Average number of shares during the term	---	26,756,671
Fully diluted earnings per share		
Adjusted amount of net profit	---	---
Increase in number of common shares (shares)	---	43,817
(Of those, number of new shares subscription rights)	---	(43,817)
Outline of potential shares which were not considered in the calculation of fully diluted earnings per share due to absence of dilution effect		New share subscription right in accordance with the Paragraph 1 of previous Article 280-19 of the Commercial Code (216,500 shares)、New share subscription rights in accordance with Articles 280-20 and 281-21 of Commercial Code (299,300 shares) For details, see IV. State of the Company, 1. State of Equity Shares, etc., (2) State of New Share Subscription Rights, etc.

Arisawa Mfg. Co., Ltd.

(Important subsequent event)

Previous consolidated fiscal year (April 1, 2001 to March 31, 2002)	Current consolidated fiscal year (April 1, 2001 to March 31, 2002)
---	In accordance with the resolution made on February 20, 2003 by the Board of Directors, the Company issued new shares due to 1 for 1.1 split as follows: 1. 1 for 1.1 split effective as of May 19, 2003 (1) Increase in number of shares due to the split Common shares 2,680,187 shares (2) Method of split *1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry as of the end of March 31, 2003* 2. Initial date of reckoning dividends April 1, 2003 Per share information of the previous fiscal year on the assumption that share splits in during current and previous fiscal years were made at the beginning of the year respectively: Net asset per share ¥930.76 Basic earnings per share ¥86.25 Fully diluted earnings per share ¥86.22 Per share information of the current fiscal year on the assumption that the share split was made at the beginning of the current fiscal year: Net asset per share ¥993.36 Basic earnings per share ¥104.67 Fully diluted earnings per share ¥104.52

5) Consolidated Supplementary Statements

Corporate bond statement

There are no corporate bonds issued by the Company and its consolidated subsidiaries.

(Statement of loans, etc.)

Classification	Closing balance at the end of previous term (Thousands of yen)	Closing balance at the end of current term (Thousands of yen)	Average interest rate (%)	Maturity
Short term loans	949,064	622,000	1.14	—
Long term loan repayable within one year	18,200	24,000	1.50	—
Long term loans (excluding portion repayable within one year)	22,000	31,000	1.50	November, 2006
Other liabilities with interests	---	---	---	---
Total	989,264	677,000	---	---

Notes: 1. *The average interest rate is the weighed average rate against the closing balance of loans.*
2. *The amounts repayable within 5 years out of the long term loans (excluding current portion repayable within one year) from the consolidated accounting date are as follows.*

(Thousands of yen)

	More than 1 year – less than 2 years	More than 2 years – less than 3 years	More than 3 years – less than 4 years	More than 4 years – less than 5 years
Long term loans	21,000	6,000	4,000	---

(2) Others

No applicable matters

2. Financial Statements, etc.

(1) Financial Statements

1) Balance Sheet

Item / Term	Note	54th Term (As of March 31, 2002) Amount (Thousands of yen)		Ratio(%)	55th Term (As of March 31, 2003) Amount (Thousands of yen)		Ratio(%)
(Asset)							
I. Current Assets							
1. Cash and deposits			5,975,503			8,747,119	
2. Trade notes receivable	4, 8		1,620,862			1,403,892	
3. Accounts receivable	4		5,724,019			6,638,548	
4. Securities			160,498			160,595	
5. Finished goods and merchandise			18,589			18,150	
6. Semi-finished goods			899,271			1,349,097	
7. Raw material			242,640			604,217	
8. Work-in-progress			867,594			1,024,736	
9. Stores			16,104			28,655	
10. Prepaid expenses			17,349			21,670	
11. Deferred tax assets			167,693			493,298	
12. Loans to the affiliates			300,000			549,266	
13. Receivables			50,623			101,009	
14. Others			3,967			45,735	
Allowance for doubtful accounts			-7,056			-8,125	
Total Current Assets			16,057,661	49.1		21,177,867	54.1
II. Fixed Assets							
(1) Tangible fixed assets	1						
1. Buildings		8,701,540			9,177,790		
Accumulated depreciation		4,298,139	4,403,400		4,641,427	4,536,363	
2. Structures	1	685,404			707,749		
Accumulated depreciation		443,687	241,716		481,476	226,272	
3. Machinery and equipment	1	12,765,900			14,329,664		
Accumulated depreciation		9,331,036	3,434,864		10,185,917	4,143,746	
4. Vehicles and delivery equipment		91,129			96,215		
Accumulated depreciation		76,273	14,856		82,356	13,858	
5. Tools and fixtures	1	1,072,129			1,065,930		
Accumulated depreciation		873,476	198,653		889,669	176,261	
6. Land	1		1,580,747			1,407,391	
7. Construction in progress			814,787			2,123,713	
Total Tangible Fixed Assets			10,689,026	(32.7)		12,627,607	(32.2)

Item	Note		Amount	%		Amount	%
1. Telephones subscription rights			9,095			9,095	
2. Facilities utilization rights			2,724			2,229	
3. Patent license			187			23,284	
4. Software			121			65	
5. Others			1,991			1,541	
Total Intangible Fixed Assets			14,120	(0.0)		36,215	(0.1)
(3) Investments and Other Assets							
1. Investment securities			2,891,779			2,243,311	
2. Securities of affiliates			1,868,759			1,974,259	
3. Contributions			1,215			515	
4. Contributions to affiliates			36,790			36,790	
5. Long-term loans			11,063			35,754	
6. Long-term loans to employees			8,904			8,402	
7. Long-term loans to affiliates			1,012,680			763,560	
8. Long-term prepaid expenses			25,048			20,648	
9. Investment real estate			5,154			179,780	
10. Insurance reserve			---			5,154	
11. Others			129,141			91,464	
12. Allowance for doubtful accounts			-33,095			-15,585	
Total Investment and other Assets			5,957,440	(18.2)		5,344,054	(13.6)
Total Fixed Assets			16,660,587	50.9		18,007,877	45.9
Total Assets			32,718,248	100.0		39,185,744	100.0
(Liabilities)							
I. Current Liabilities							
1. Trade notes payable	4, 8		3,019,748			4,262,097	
2. Accounts payable	4		2,461,688			3,775,722	
3. Short-term loans payable	1		360,000			210,000	
4. Long-term loan repayable within one year	7		12,200			---	
5. Accruals	5		551,815			963,256	
6. Accrued expenses			30,148			30,403	
7. Income taxes payable			519,920			1,530,291	
8. Cash deposited			23,165			30,115	
9. Reserve for bonus			496,224			920,683	
10. Deposit received from employees			377,352			387,203	
11. Equipment notes payable			567,533			1,650,158	
12. Others			1,908			2,832	
Total Current Liabilities			8,421,705	25.7		13,762,767	35.1
II. Fixed Liabilities							

2. Reserve for retirement allowance			98,491			228,944	
3. Reserve for officers' retirement bonus			147,049			166,105	
4. Others			9,105			12,736	
Total Fixed Liabilities			651,277	2.0		407,786	1.1
Total Liabilities			9,072,982	27.7		14,170,553	36.2
(Shareholders' Equity)							
I. Capital Stock	2		6,320,255	16.3		---	---
II. Capital Reserve			5,432,618	16.6		---	---
III. Earned Surplus Reserve			748,262	2.3		---	---
IV. Other Surplus							
1. Voluntary reserve							
(1) Dividend reserve		171,600			---		
(2) Reserve for advanced depreciation of fixed assets		3,396			---		
(3) Reserve for special redemption		11,851			---		
(4) General reserve		7,730,000	7,916,847		---	---	
2. Unappropriated retained earnings at the end of term			2,501,242			---	
Total other surplus			10,418,090	31.9		---	---
V. Other Securities Evaluation Balance			727,364	2.2		---	---
VI. Treasury Share	3		-1,325	-0.0		---	---
Total Shareholders' Equity			23,645,266	72.3		---	---
(Shareholders' Equity)							
I. Capital Stock	2		---	---		6,378,708	16.3
II. Capital Surplus							
1. Capital Reserve		---			5,491,071		
Total Capital Surplus			---	---		5,491,071	14.0
III. Accumulated Surplus							
1. Earned Surplus Reserve		---			748,262		
2. Voluntary reserve							
(1) Dividend reserve		---			171,600		
(2) Reserve for advanced depreciation of fixed assets		---			2,873		
(3) Reserve for special redemption		---			9,968		
(4) General reserve		---			9,130,000		
3. Unappropriated retained earnings at the end of term		---			3,031,483		
Total Accumulated Surplus			---	---		13,094,187	33.4
IV. Other Securities Evaluation Balance			---	---		73,308	0.2
V. Treasury Share	3		---	---		-22,084	-0.1
Total Shareholders' Equity			---	---		25,015,191	63.8

Arisawa Mfg. Co., Ltd.

2) Profit and Loss Statement

Item / Term	Note	54th Term (From April 1, 2001 to March 31, 2002) Amount (Thousand of yen)		Ratio (%)	55th Term (From April 1, 2002 to March 31, 2003) Amount (Thousand of yen)		Ratio (%)
I. Sales							
1. Sales of finished goods and merchandise	1		26,063,674	100.0		34,594,599	100.0
II. Cost of Goods Sold							
1. Opening inventory of finished goods and merchandise		946,815			917,861		
2. Purchases for the term		4,716,706			3,980,634		
3. Cost of manufactured goods for the term		16,123,947			23,748,627		
Subtotal		21,787,469			28,647,122		
4. Transfer to other accounts	2	-64,550			-36,667		
5. Closing inventory of finished goods and merchandise		917,861	20,805,057	79.9	1,367,247	27,243,207	78.7
Gross Profit on Sales			5,258,616	20.1		7,351,391	21.3
III. Selling, Gen. & Adm. Expenses							
1. Freight and packaging cost		531,954			1,169,203		
2. Transfer to reserve for bad loans		3,110			638		
3. Officers' compensation		171,639			172,608		
4. Wage allowances		545,972			426,911		
5. Bonus		---			149,637		
6. Transfer to reserve for bonuses		104,405			174,101		
7. Transfer to reserve for officers' retirement bonuses		21,905			19,256		
8. Transfer to allowance for retirement wage		46,127			52,101		
9. Depreciation expense		62,839			86,839		
10. Other expenses		676,890	2,164,844	8.3	717,529	2,968,827	8.6
Operating Income			3,093,772	11.8		4,382,563	12.7
IV. Non-operating Revenue							
1. Interest receivable		23,296			45,979		
2. Dividend receivable		96,798			99,474		
3. Rent income	3	509,957			490,623		
4. Others		202,929	832,981	3.2	96,595	732,672	2.1
V. Non-operating Expenses							
1. Interest expenses		9,696			3,410		
2. Rent expenses		357,906			320,549		
3. Foreign exchange losses		---			157,857		
4. New Stock Issue Expenses		51,044			---		
5. Others		82,296	500,943	1.9	80,572	562,389	1.6
Ordinary Income			3,425,810	13.1		4,552,846	13.2
VI. Extraordinary Profit							
1. Sale of fixed assets	4	38,192			19,584		

VII. Extraordinary Loss							
1. Loss on retirement of fixed assets		45,868			---		
2. Revaluation loss of investment securities	5	13,109			97,727		
3. Redemption of balance at the time of change of accounting standard for retirement wage		65,898			65,898		
5. Dispute Settlement		---			137,622		
5. Others		5,301	130,177	0.5	29,021	330,270	1.0
- Income before taxes			3,417,998	13.1		4,242,159	12.3
- Income taxes, inhabitant taxes and business taxes payable		1,309,000			2,204,000		
- Adjustment of Income tax, etc.		99,711	1,408,711	5.4	-431,215	1,772,784	5.2
- Net income for current term			2,009,287	7.7		2,469,375	7.1
- Profit brought forward from the previous term			491,954			562,107	
- Unappropriated regained earnings at the end of term			2,501,242			3,031,483	

Statement of Cost of Manufactured Goods

Item / Term	54th Term (From April 1, 2001 to March 31, 2002)			55th Term (From April 1, 2002 to March 31, 2003)		
	Amount (Thousands of yen)		Ratio (%)	Amount (Thousands of yen)		Ratio (%)
I. Materials costs		9,984,744	61.0		15,013,142	62.8
II. Labor expenses		3,176,049	19.4		4,040,717	16.9
III. Expenses		3,197,870	19.6		4,851,908	20.3
(Of these, expenses arising from outside manufactures)	(605,654)			(1,840,612)		
(Of these, depreciation expenses)	(1,106,137)			(1,156,637)		
(Of these, other expenses)	(1,486,079)			(1,854,658)		
Gross manufacturing expenses for the term		16,358,663	100.0		23,905,768	100.0
Opening inventory of work-in-progress		632,878			867,594	
Subtotal		16,991,542			24,773,363	
Closing inventory of work-in-progress		867,894			1,024,736	
Cost of Manufactured Goods for the current term		16,123,947			23,748,627	

Cost accounting is performed by the estimated cost method for materials cost and the simple cost accounting by product using unit distribution rate, for which the previous year's result is adjusted, and is used for processing costs. At the end of the fiscal term, variances with actual costs are divided proportionally to goods delivered during the term, and finished goods, semi-finished goods and balance of work-in-progress as of the term-end.

3) Statement of Profit Appropriations

Item \ Term	Note	54th Term (Approval Date of Ordinary General Meeting of Shareholders: June 28, 2002)		55th Term (Approval Date of Ordinary General Meeting of Shareholders: June 27, 2003)	
		Amount (Thousands of yen)		Amount (Thousands of yen)	
I. Unappropriated retained earnings			2,501,242		3,301,483
II. Deduction in voluntary reserves					
1. Deduction in reserve for advanced depreciation of fixed assets		523		452	
2. Deduction in reserve for special redemption		1,883	2,406	1,883	2,335
Total			2,503,648		3,033,818
III. Appropriated amount					
1. Dividends	1	510,541		616,236	
2. Bonuses to directors		31,000		38,000	
3. Voluntary reserve					
(1) Reserve for advanced depreciation of fixed assets		---		54	
(2) Reserve for special redemption		---		138	
(3) General reserve		1,400,000	1,941,541	1,700,000	2,354,428
IV. Profit carried forward to the next term			562,107		679,390

**1 Dividend per share is ¥21 for the 54th and ¥23 for the55th term.*

Important Accounting Policies

54th Term (From April 1, 2001 to March 31, 2002)	55th Term (From April 1, 2002 to March 31, 2003)
1. Valuation standard and method of valuing securities: (1) Securities of the subsidiaries and affiliated companies: Valued at cost using the gross average method (2) Securities to be held until maturity --- (3) Other Securities: - Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.) - Securities where a market value is unavailable:	1. Valuation standard and method of valuing securities: (1) Securities of the subsidiaries and affiliated companies: Same as the left. (2) Securities to be held until maturity Fixed amount method. (3) Other Securities: Same as the left.

2. Valuation standard and method of valuing derivatives Derivatives: Valued at the current price. 3. Valuation standard and method of valuing inventories: - Finished goods/Merchandise/Semi-finished goods/Work in progress: Cost method using first-in, first-out method. - Raw materials/Stores: Cost method using gross average method.	2. Valuation standard and method of valuing derivatives Derivatives: Same as the left. 3. Valuation standard and method of valuing inventories: - Finished goods/Merchandise/Semi-finished goods/Work in progress: Same as the left. - Raw materials/Stores: Same as the left.
4. Depreciation method for fixed assets (1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired after 1st April, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings & structures: 15 - 31 years Machineries & delivery equipment: 8 - 9 years (2) Intangible fixed assets: Straight line method As for software used in-house, the straight line method is used for the useful life (5 years) 5. Treatment of deferred tax assets All new share issue costs are written off as expenses, when incurred. 6. Posting standard for allowances: (1) Allowance for doubtful accounts: In order to reserve for losses from defaults on claims, a write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the possibility of collection in each instance for specified claims such as those which present concerns about default. (2) Reserve for bonuses: In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve. (3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense. The difference based on actuarial accounting will be expensed from the following fiscal year, using the straight-line method over a certain number of years (5) years, within the average period of remaining service. (4) Reserve for officers' retirement bonuses In order to prepare for expenses of officers' retirement bonuses, the amount to be paid at the end of the term pursuant to the internal rules is booked as reserve.	4. Depreciation method for fixed assets (1) Tangible fixed assets: Same as the left. (2) Intangible fixed assets: Same as the left. 5. Treatment of deferred tax assets Same as the left. 6. Posting standard for allowances: (1) Allowance for doubtful accounts: Same as the left. (2) Reserve for bonuses: Same as the left. (3) Reserve for retirement allowance: Same as the left. (4) Reserve for officers' retirement bonuses Same as the left.
7. Treatment of leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	7. Treatment of leasing transactions Same as the left.

8. Other important matters for preparation of financial statements (1) Accounting treatment of consumption tax, etc. The Company employs an accounting method where consumption taxes are not included.	8. Other important matters for preparation of financial statements (1) Accounting treatment of consumption tax, etc. Same as the left. (2) Accounting of Treasury Shares and Retirement of Statutory Reserves From the current accounting period we have applied the "Accounting Standards in Connection With Treasury Shares and Retirement of Statutory Reserves" (Corporate Accounting Standards No. 1) as this has been in effect since April 1, 2002, but this does not have any impact on income for the current accounting period. As a result of the amendment of the Regulations on Financial Statements, Etc., we have prepared the capital section of the balance sheet of the current accounting period pursuant to the Regulations on Financial Statements, Etc. effective after the amendment. (3) Per share information From the current accounting period, we have adopted "the accounting rule for earning per share" (the Corporate Accounting Standard No. 2) and "the guideline for adopting the accounting rule for earnings per share" (The Guideline No. 4 for adopting Corporate Accounting Standards), which are applicable to accounting period beginning on or after April 1, 2002. Impacts of these are described in the note regarding per share information.

Change in method of notation

54th Term (From April 1, 2001 to March 31, 2002)	55th Term (From April 1, 2002 to March 31, 2003)
1. Bonuses (¥97,767,000 for this fiscal year) which were stated in the itemized accounts during the previous year, fell below 5 percent of the total of Selling, General and Administrative Expenses, and consequently have been included in the "salary allowance" category of SG&A.	1. ---
2. Distribution costs (¥74,228,000 for this fiscal year) which were stated in the itemized accounts during the previous year, fell below 5 percent of the total of Selling, General and Administrative Expenses, and consequently have been included in the "freight and packaging cost" category of SG&A.	2. ---
3. Expenses for new share issuance (¥791,000 for previous fiscal year) which were included in the 'Others' of non-operating expenses during the previous year, exceeded 10 percent of the total of non-operating expenses, and consequently have been stated in the itemized accounts.	3. ---
4. ---	4. Bonuses (¥97,767,000 for the previous fiscal year), which has been stated in "salary allowance" category of selling, general and administrative expenses, exceeded 5% of total of the same and consequently have been stated in the itemized account.
5. ---	5. The expense for issuing new shares has been stated in "other" of "operating expenses" (and which amounted to ¥1,957,000 in the current fiscal year) since it was less than 10 percent of total non-operating expenses.

6. ---	6. The "retirement loss of fixed assets" (which amounted to ¥24,296,000 in the current fiscal year) has been stated in "other" of "extraordinary losses" since it was less than 10 percent of total non-operating expenses.

Additional Information

54th Term (From April 1, 2001 to March 31, 2002)	55th Term (From April 1, 2002 to March 31, 2003)
(Treasury Shares) Formerly treasury shares were listed as "others" category of current assets. From this fiscal year, however, There was amendment to the rules concerning financial documents and consequently treasury shares are separately listed as "treasury shares" category of capitals. Treasury shares as of the end of this fiscal year were ¥245,000.	---
(Reserve for Bonus) The estimated amount of unpaid employee bonuses included and stated in the "other" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Documents for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses included in "unpaid costs" as of the end of the previous fiscal year was ¥633,584,000.	---
(Transferred amount to Reserve for Bonus) The estimated amount of unpaid employee bonuses included and stated in the "bonuses" of the SG & A costs has been added to 'Transferred to the reserve for bonuses' category as a result of the publication of "Concerning Line Entries in Financial Documents for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses included in "Bonuses" out of the SG & A costs as of the end of the previous fiscal year was ¥146,041,000.	---

Notes

(Notes to Balance Sheet)

54th Term (as of March 31, 2002)	55th Term (as of March 31, 2003)
1 The assets mortgaged as security and the liabilities with securities are as follows:	1 The assets mortgaged as security and the liabilities with securities are as follows:

The assets mortgaged as securities: (Thousands of yen)

	54th Term		55th Term	
Buildings	¥2,427,070	(¥2,427,070)	¥2,222,652	(¥2,222,652)
Structures	¥113,388	(¥113,388)	¥94,748	(¥94,748)
Machinery and equipment	¥1,511,225	(¥1,511,225)	¥1,169,693	(¥1,169,693)
Tools and fixtures	¥56,276	(¥56,276)	¥41,845	(¥41,845)
Land	¥258,342	(¥191,025)	¥258,342	(¥191,025)
Total	¥4,366,302	(¥4,298,985)	¥3,787,283	(¥3,719,966)

Secured liabilities: (Thousands of yen)

Short-term debts	¥150,000	(¥150,000)

- The amounts in brackets indicate factory's mortgages and its liabilities concerned.
- In addition to the above, the following assets are provided in security for operating transaction:

(Thousands of yen)

Land	¥5,157

2 The authorized number of shares to be issued: 57,000,000 shares

The number of shares issued: 24,311,980 shares

3 ---

4 Assets and liabilities of the affiliates

(Thousands of yen)

(1) Trade notes receivable	¥199,194
(2) Accounts receivable	¥61,995
(3) Trade notes payable	¥462,097
(4) Accounts payable	¥331,287

5 Consumption tax payable is included in the Accruals in current liabilities.

6 Liability for guarantee

(1) Guarantee for affiliated companies' borrowings from financial institutions (Thousands of yen)

Arisawa Sporting Goods Co., Ltd.	¥310,000
Arisawa Fiber Glass Co., Ltd.	¥190,000
Polatechno Co., Ltd.	¥130,000
Eagle Co., Ltd.	¥78,000
Arisawa Optic Co., Ltd.	¥71,000
Total	¥779,000

Note: Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Company.

(2) Guarantee for affiliated companies' liabilities for stocking from the customer companies:

(Thousands of yen)

Arisawa Kenpan Co., Ltd.	¥1,053

6. The Company has executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient financing for operating activities. The following are the outstanding lines of credit based on these agreements as of the end of the interim consolidated accounting period:

(Thousands of yen)

- Total amount of current account overdrafts and loan commitments	¥5,600,000
- Draw-downs	¥260,000
Net	¥5,340,000

Secured liabilities: (Thousands of yen)

Short-term debts	¥150,000

- The amounts in brackets indicate factory's mortgages and its liabilities concerned.
- In addition to the above, the following assets are provided in security for operating transaction:

(Thousands of yen)

Land	¥5,157

2 The authorized number of shares to be issued: 57,000,000 shares

The number of shares issued: 26,801,878 shares

3 Treasury stock

Number of the shares of the Company held in treasury:

Common shares 8,995 shares

4 Assets and liabilities of the affiliates

(Thousands of yen)

(1) Trade notes receivable	¥209,662
(2) Accounts receivable	¥107,034
(3) Trade notes payable	¥495,748
(4) Accounts payable	¥337,932

5 Same as the left.

6 Liability for guarantee

(1) Guarantee for affiliated companies' borrowings from financial institutions (Thousands of yen)

Arisawa Sporting Goods Co., Ltd.	¥179,000
Arisawa Fiber Glass Co., Ltd.	¥190,000
Polatechno Co., Ltd.	¥82,000
Eagle Co., Ltd.	¥22,000
Arisawa Optic Co., Ltd.	¥33,000
Total	¥506,000

Note: Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Company.

(2) Guarantee for affiliated companies' liabilities for stocking from the customer companies:

(Thousands of yen)

Arisawa Kenpan Co., Ltd.	¥33,421

6. The Company has executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient financing for operating activities. The following are the outstanding lines of credit based on these agreements as of the end of the interim consolidated accounting period:

(Thousands of yen)

- Total amount of current account overdrafts and loan commitments	¥5,600,000
- Draw-downs	¥210,000
Net	¥5,390,000

8 Notes Expiring as of the Last Day of the Consolidated Fiscal Year Notes expiring as of the last day of the consolidated fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated fiscal year also includes notes that expire as of the last day of the following fiscal year. (Thousands of yen) Notes receivable: ¥175,866 Notes payable: ¥295,942	8 ---
9 ---	9 Restriction on dividends Increase in the amount of net assets is 73,308,000 yen due to evaluation at the market prices of assets stipulated under the item 6, paragraph 1 of the previous article 290 of the Commercial Code.

(Notes to Profit and Loss Statements)

54th Term (From April 1, 2001 to March 31, 2002)	55th Term (From April 1, 2002 to March 31, 2003)
1 Sales of finished goods and merchandise are posted collectively, because allocation is difficult.	1 Same as the left.
2 Breakdown of transfers to other accounts is as follows: (Thousands of yen) - Transfer of in-house manufactured goods to manufacturing expenses or others -¥64,550	2 Breakdown of transfers to other accounts is as follows: (Thousands of yen) - Transfer of in-house manufactured goods to manufacturing expenses or others -¥36,667
3 Transactions with affiliates (Thousands of yen) Major items and amounts - Rent from affiliates ¥481,243	3 Transactions with affiliates (Thousands of yen) Major items and amounts - Rent from affiliates ¥461,384
4 Profit arising from sale of fixed asset comes from sale of land ¥38,192,000	4 Profit arising from sale of fixed asset comes from sale of land to an affiliate ¥19,584,000
5 Breakdown of loss on retirement of fixed assets is as follows: (Thousands of yen) Machinery and equipment ¥35,488 Removing Expense ¥1,086 Buildings ¥7,528 Tools and fixtures ¥1,765 Total ¥45,868	5 ---
6 Research and development expenses included in general administrative expenses and manufacturing expenses for the current term (Thousands of yen) ¥1,876,941	6 Research and development expenses included in general administrative expenses and manufacturing expenses for the current term (Thousands of yen) ¥2,118,461

(Notes to Leasing Transactions)

54th Term (From April 1, 2001 to March 31, 2002)

Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Tools and fixtures	102,912	60,122	42,790
Others	85,401	38,840	46,560
Total	188,313	98,962	89,351

Note: The amount equivalent to the prepaid lease balance is calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of the end of term tangible asset balance.

2. Prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥36,018
More than 1 year	¥53,333
Total	¥89,351

Note: The prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of the end of term tangible asset balance.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥42,088
Equivalent depreciation cost:	¥42,088

4. Method for calculating equivalent depreciation cost: The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

55th Term (From April 1, 2002 to March 31, 2003)

Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Tools and fixtures	121,791	79,432	42,358
Others	89,553	56,393	33,159
Total	211,344	135,825	75,518

Note: Same as the left.

2. Prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥40,133
More than 1 year	¥35,385
Total	¥75,518

Note: Same as the left.

3. Prepaid lease payments and equivalent depreciation costs: (Thousands of yen)

Prepaid lease payments:	¥42,008
Equivalent depreciation cost:	¥42,008

4. Method for calculating equivalent depreciation cost: Same as the left.

(Securities Relation)

There are no securities of subsidiaries and affiliates bearing the market prices for the previous fiscal year (from April 1, 2001 to March 31, 2002) and current fiscal year (from April 1, 2002 to March 31, 2003).

(Tax effect accounting)

Breakdown by the causes of deferred tax assets and deferred tax liabilities incurred

(Thousands of yen)

54th Term (From April 1, 2001 to March 31, 2002)		55th Term (From April 1, 2002 to March 31, 2003)	
1. Causes of deferred tax assets and liabilities		1. Causes of deferred tax assets and liabilities	
Deferred tax assets (floating)		Deferred tax assets (floating)	
- Excess of tax deductible maximum amount transferable to allowance for bonuses	¥116,925	- Excess of tax deductible maximum amount transferable to allowance for bonuses	¥345,831
- Negated business tax payable, etc.	¥44,861	- Negated business tax payable, etc.	¥135,250
- Others	¥6,926	- Others	¥13,565
	¥168,713		¥494,647
Deferred tax liabilities (floating)		Deferred tax liabilities (floating)	
- Reserve for special redemption	¥-1,020	- Reserve for special redemption	¥-1,349
Net deferred tax assets (floating)	¥167,693	Net deferred tax assets (floating)	¥493,298
Deferred tax assets (fixed)		Deferred tax assets (fixed)	
- Negated allowance transferred to officers' retirement allowance	¥61,378	- Negated allowance transferred to officers' retirement allowance	¥67,604
- Excess of tax deductible maximum amount transferable to retirement allowance	¥41,110	- Excess of tax deductible maximum amount transferable to retirement allowance	¥93,180
- Others	¥30,175	- Negated amount of evaluation losses of investment securities	¥42,577
	¥132,664	- Others	¥32,755
			¥236,118
Deferred tax liabilities (fixed)		Deferred tax liabilities (fixed)	
- Evaluation balance of other securities	¥-521,115	- Evaluation balance of other securities	¥-50,314
- Others	¥-8,179	- Others	¥-6,023
	¥-529,295		¥-56,338
Net deferred tax assets (fixed)	¥-396,631	Net deferred tax assets (fixed)	¥179,780
2. ---		2. With the promulgation of the Law Amending a Portion of the Local Tax Law, Etc. (Law No. 9 of 2003) on March 31, 2003, the local tax rate used for the purpose of calculating deferred tax assets and deferred tax liabilities for the present fiscal year (limited to those deferred tax assets and deferred tax liabilities that are expected to be erased on or after April 1, 2004) has been reduced from 41.74% in the previous fiscal year, to 40.44%. This will result in only a minor impact on the monetary amount of the deferred tax assets (meaning the amount after deducting deferred tax liabilities), the corporation tax, etc., adjustment amount, and the amount for other adjustments of valuation of securities booked for said fiscal year.	

Arisawa Mfg. Co., Ltd.

(Per Share Information)

54th Term (From April 1, 2001 to March 31, 2002)		55th Term (From April 1, 2002 to March 31, 2003)	
Net assets per share	¥972.60	Net asset per share	¥932.23
Basic earnings per share	¥90.36	Basic earnings per share	¥90.87
Fully diluted earning per share	¥90.31	Fully diluted earnings per share	¥90.72
		From the current term, we have adopted "the accounting rule for earning per share" (the Corporate Accounting Standard No. 2) and "the guideline for adopting the accounting rule for earnings per share" (The Guideline No. 4 for adopting Corporate Accounting Standards).	
		Per share information applying accounting standards adopted in the previous fiscal year:	
		Net asset per share	¥933.65
		Basic earnings per share	¥93.43
		Fully diluted earnings per share	¥93.40
		The Company made share split during the current fiscal year. Per share information on the assumption that the share split was made at the beginning of the current fiscal year:	
		Net asset per share	¥884.18
		Basic earnings per share	¥81.46
		Fully diluted earnings per share	¥81.42

(Note) Basic earnings per share and fully diluted earnings per share are calculated on the basis of the following.

(Thousands of Yen, except per share amount)

	Previous fiscal year (April 1, 2001 to March 31, 2002)	Current fiscal year (April 1, 2002 to March 31, 2003)
Basic earnings per share		
Net profit	---	2,469,375
Amounts that are not attributable to common share holders	---	-38,000
(Of those, officers' compensation by profit appropriation)	---	(-38,000)
Net profit for common shares	---	2,431,375
Average number of shares during the term	---	26,756,971
Fully diluted earnings per share		
Adjusted amount of net profit	---	---
Increase in number of common shares (shares)	---	43,817
(Of those, number of new shares subscription rights)	---	(43,817)
Outline of potential shares which were not considered in the calculation of fully diluted earnings per share due to absence of dilution effect		New share subscription right in accordance with the Paragraph 1 of previous Article 280-19 of the Commercial Code (216,500 shares)、 New share subscription rights in accordance with Articles 280-20 and 281-21 of Commercial Code (299,300 shares) For details, see IV. State of the Company, 1. State of Equity Shares, etc., (2) State of New Share Subscription Rights, etc.

Arisawa Mfg. Co., Ltd.

(Important subsequent event)

Previous fiscal year (April 1, 2001 to March 31, 2002)	Current fiscal year (April 1, 2002 to March 31, 2003)
---	In accordance with the resolution made on February 20, 2003 by the Board of Directors, the Company issued new shares due to 1 for 1.1 split as follows: 1. 1 for 1.1 split effective as of May 19, 2003 (1) Increase in number of shares due to the split Common shares 2,680,187 shares (2) Method of split *1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry as of the end of March 31, 2003* 2. Initial date of reckoning dividends April 1, 2003 Per share information of the previous fiscal year on the assumption that share splits in during current and previous fiscal years were made at the beginning of the year respectively: Net asset per share ¥803.64 Basic earnings per share ¥73.47 Fully diluted earnings per share ¥73.44 Per share information of the current fiscal year on the assumption that the share split was made at the beginning of the current fiscal year: Net asset per share ¥847.48 Basic earnings per share ¥82.60 Fully diluted earnings per share ¥82.48

Arisawa Mfg. Co., Ltd.

4) Supplementary Statements

1. Securities

(Equity Securities)

Type and Name of Shares			Number of Shares	Value posted on Balance Sheet (Thousands of yen)
Investment Securities	Other Securities	CTX OPTO Electronics Corp.	4,693,584	417,353
		Colorlink Inc.	380,000	384,640
		The Hachijuni Bank, Ltd.	451,113	179,542
		ZEOLUX CORPORATION	206,059	156,260
		Mitsubishi Gas Chemical Company, Inc	666,000	128,538
		Daishi Bank, Ltd..	373,809	127,468
		Mitsubishi Electric Corporation	275,000	89,925
		Toshiba Corporation	210,463	65,875
		Mizuho Financial Group Inc.	654	63,398
		Nomura Holdings, Inc.	45,252	55,886
		Other 23 securities	1,282,533	164,654
		Subtotal	8,584,467	1,833,542
Total			8,584,467	1,833,542

(Debt Securities)

(Thousands of yen)

Type and Name of Shares			Total face amount	Value posted on Balance Sheet
Investment Securities	Securities to be held to maturity	Debentures issued by a home mortgage loan company in the US	268,647	269,318
		Subtotal	268,647	269,318
Total			268,647	269,318

(Others)

Type and Name of Shares			Number of units, etc. (Units)	Value posted on Balance Sheet (Thousands of yen)
Securities	Other securities	Money Management Fund	160,595,905	160,595
		Sub total	160,595,905	160,595
Investment Securities	Other securities	Beneficiary shares of investment trusts (3 types)	158,470,740	128,430
		Foreign investment securities	100,000	12,020
		Sub total	158,570,740	140,450
Total			319,166,645	301,046

(Tangible Fixed Assets, etc.)

(Thousands of yen)

Type of asset	Balance at the end of previous term	Increase during the current term	Decrease during the current term	Balance at the end of current term	Accumulated depreciation or depreciation at the end of current term	Depreciation for the current term	Balance at the end of current term
Tangible Fixed Assets							
Buildings	8,701,540	478,724	2,474	9,177,790	4,641,427	345,392	4,536,363
Structures	685,404	22,345	–	707,749	481,476	37,788	226,272
Machinery and equipment	12,765,900	1,759,746	195,982	14,329,664	10,185,917	1,035,872	4,143,746
Vehicles and delivery equipment	91,129	5,085	–	96,215	82,356	6,082	13,858
Tools and fixtures	1,072,129	55,115	61,315	1,065,930	889,669	74,429	176,261
Land	1,580,747	268	173,623	1,407,391	–	–	1,407,391
Construction in progress	814,787	3,677,702	2,368,776	2,123,713	–	–	2,123,713
Total Tangible Fixed Assets	25,711,639	5,998,988	2,802,172	28,908,455	16,280,848	1,499,566	12,627,607
Intangible Fixed Assets							
Telephone subscription rights	---	---	---	9,095	---	---	9,095
Facilities utilization rights	---	---	---	7,430	5,200	495	2,229
Patent license	---	---	---	27,288	4,004	3,192	23,284
Software	---	---	---	280	214	56	65
Others	---	---	---	2,500	958	450	1,541
Total Intangible Fixed Assets	---	---	---	46,594	10,378	4,193	36,215
Long-term prepaid expenses	25,993	1,755	6,100	21,648	1,000	55	20,648
Deferred Assets	---	---	---	---	---	---	---
Total Deferred Assets	---	---	---	---	---	---	---

Notes:

1. *Major factors contributing to the increase in buildings include display materials manufacturing plants (¥212,761,000).*
2. *Major factors contributing to the increase in machinery and equipment include display materials manufacturing equipment (¥1,029,166,000).*
3. *Major factors contributing to the increase in construction in progress include display materials manufacturing plants and facilities (¥1,879,739,000) and electronic materials manufacturing plants and facilities (¥1,059,177,000).*
4. *As the amount of intangible fixed properties does not reach 1/100 of total assets, the columns for Balance at the end of previous term, Increase during current term, and Decrease during current term are omitted.*

(Capital Stock)

(Thousands of yen)

Category		Balance at the end of previous term	Increase during the current term	Decrease during the current term	Balance at the end of current term
Capital stock		6,320,255	58,452	---	6,378,708
Shares issued of capital stock	Par value common stocks *1, *2	(24,311,980 shares) 6,320,255	(2,489,898 shares) 58,452	(---) ---	(26,801,878 shares) 6,378,708
	Total	(24,311,980 shares) 6,320,255	(2,489,898 shares) 58,452	(---) ---	(26,801,878 shares) 6,378,708
Capital reserve and other capital surplus	(Capital reserve) Capital paid-in excess of par value *2	5,432,618	58,452	---	5,491,071
	Total	5,432,618	58,452	---	5,491,071
Earned reserve and voluntary reserve	(Earned reserve)	748,262	55,000	---	748,262
	(Voluntary reserve)				
	- Dividend reserve	171,600	---	---	171,600
	- Reserve for advanced depreciation of fixed assets *3	3,396	---	523	2,873
	- Reserve for special redemption *3	11,851	---	1,883	9,968
	- General reserve *3	7,730,000	1,400,000	---	9,130,000
	Total	8,665,110	1,400,000	2,406	10,062,704

Notes:

1. *The number of treasury shares is 8,995 shares as of the end of the current fiscal year.*
2. *Increase in capital stock and increase and decrease in capital reserve during the current term is due to the following factors:*

   (1) Execution of new share subscription rights granted in June 1998 in accordance with the Paragraph 1 of previous Article 280-19 of the Commercial Code.

   Shares issued: 14,200*shares*
   Issue price: ¥1,282
   Amount transferred to Capital Stock: ¥641

   (2) Execution of new share subscription rights granted in June 1999 in accordance with the Paragraph 1 of previous Article 280-19 of the Commercial Code.

   Shares issued: 44,500*shares*
   Issue price: ¥2,218
   Amount transferred to Capital Stock: ¥1,109

3. *Increase in general reserve, as well as decrease in reserves for advanced depreciation of fixed assets and special redemptions due to apportionment of profit of the previous term.*

(Schedule of Allowances)

(Thousands of yen)

Category	Balance at the end of previous term	Increase during the current term	Decrease during the current term (Purposed use)	Decrease during the current term (Others)	Balance at the end of the current term
Allowance for doubtful accounts	40,151	23,711	22,164	*1 17,987	23,711
Reserve for retirement allowance	496,224	920,683	496,224	---	920,683
Reserve for officers' retirement bonuses	147,049	19,256	200	---	166,105

Notes: 1. Decrease in allowance for doubtful accounts for the current term (Others) is due to written-off amounts of general liabilities at the actual rate of default.

(2) Contents of Main Assets and Liabilities

1) Assets

(i) Cash and deposits

(Thousands of yen)

Category	Amount
Cash	2,135
Deposits	8,744,983
(Current deposit)	(3,252,439)
(Savings deposit)	(372,457)
(Fixed deposit)	(5,120,086)
Total	8,747,119

(ii) Trade notes receivable

(a) By Drawer

(Thousands of yen)

Customer	Amount
Toppan Printing Co., Ltd	167,533
Kyoei Denshi	119,035
Sanki Sangyo Shinsei Shoji	118,383
Polatechno Co., Ltd..	97,038
Arisawa Kenpan, Co., Ltd.	96,459
Nihon Trading Co., Ltd, and others	805,441
Total	1,403,892

(b) By Due date

(Thousands of yen)

Due date	Total amount
April 2003	383,593
May 2003	314,051
June 2003	295,855
July 2003	320,445
August 2003	88,779
After September 2003	1,165
Total	1,403,892

(iii) Accounts receivable

(a) By Debtor

(Thousands of yen)

Customer	Amount
Sumitomo Shoji Plastics Co., Ltd.	1,419,281
Kuraray Co., Ltd.	987,864
Jamco Corporation	416,679
Nitto Denko Corporation	298,375
Ajinomoto Fine Techno Co., Inc.	240,337
Mitsubishi Gas Chemical Company, Inc.	3,276,010
Total	6,638,548

(b) State of accounts receivable

(Thousands of yen)

Amount brought forward from the previous term (A)	Amount accrued during the current term (B)	Amount collected during the current term (C)	Closing balance (D)	Collection ratio $\frac{(C)}{(A)+(B)}$	Outstanding period $\frac{[(A)+(D)]\times 1/2}{(B)} \times 365$
5,724,019	36,322,557	35,408,028	6,638,548	84.2	62 days

(c) Finished products and merchandise

(Thousands of yen)

Category	Amount
Display materials	811
Industrial-use structural materials	14,911
Electric insulating materials	140
Related products	2,286
Total	18,150

(d) Semi-finished goods

(Thousands of yen)

Category	Amount
Display materials	534,776
Electronic materials	698,111
Industrial-use structural materials	80,627
Electric insulating materials	35,581
Total	1,349,097

(e) Raw materials

(Thousands of yen)

Category	Amount
Glass and special fibers	17,441
Resin and chemical goods	57,370
Special film and others	529,406
Total	604,217

(f) Work-in-progress

(Thousands of yen)

Category	Amount
Display materials	632,556
Electronic materials	234,304
Industrial-use structural materials	130,739
Electric insulating materials	27,135
Total	1,024,736

(g) Equity shares of affiliated companies

Name of shares	Number of shares	Amount (Thousands of yen)
Arisawa Fiber Glass Co., Ltd.	2,000	100,000
Arisawa Kenpan Co., Ltd.	600	30,000
Arisawa Sangyo, Ltd.	40,000	22,000
Arisawa Jushi Kogyo Co., Ltd.	20,000	10,000
Arisawa Optic Co., Ltd.	200	10,000
Eagle Co., Ltd.	1,000	10,000
Arisawa PG Co., ltd.	200	10,000
Myoko Shinko Co., Ltd.	1,000	7,500
Polatechno Co., Ltd.	11,160	558,000
Taiflex Scientific Co., Ltd	9,000,000	492,259
Scalar Corporation	950,000	407,500
Shinano Co., Ltd.	4,000	200,000
Colorlink Japan Co., Ltd.	2,240	112,000
Ryoyu Kogyo Co., Ltd.	10,000	5,000
Total	10,042,400	1,974,259

2) Liabilities

(i) Trade notes payable

(a) Description by creditor

(Thousands of yen)

Category	Amount
Nihon Acryl Ace	783,881
Mitsui & Co., Ltd.	640,408
Nippon Kayaku Co., Ltd.	385,154
Toray Engineering Co., Ltd.	303,701
Arisawa Fiber Glass Co., Ltd.	295,206
Shimizu Corporation	3,503,904
Total	5,912,256

Note: Including facilities related notes payable worth ¥567,533,000.

(b) By Due date

(Thousands of yen)

Due date	General	Facilities related	Total amount
April 2003	979,250	361,744	1,340,995
May 2003	1,099,480	235,272	1,334,752
June 2003	923,422	483,774	1,407,196
July 2003	875,415	206,719	1,082,135
August 2003	384,528	362,647	747,176
Total	4,262,097	1,650,158	5,912,256

(ii) Accounts payable

(Thousands of yen)

Category	Amount
Sumitomo Shoji Plastics Co., Ltd.	1,294,209
Kuraray Co., Ltd.	500,733
Arisawa Fiber Glass Co., Ltd.	232,133
Nihon Acryl Ace	201,183
Mitsui & Co., Ltd.	195,468
Jamco Corporation	1,351,993
Total	3,775,722

(3) Others

No applicable matters.

VI. Outline of Stock Affairs

End of Fiscal Year	March 31
Ordinary general shareholders meeting	In June
Closing period of the register of shareholders	April 1 through April 30
Record Date	March 31
Type of Shares	Certificates are classed as one (1) share, fifty (50) shares, one hundred (100) shares, five hundred (500) shares, one thousand (1,000) shares, ten thousand (10,000) shares and those for shares numbering less than one hundred (100).
Record date for interim dividend	September 30
Number of shares comprising one unit of shares	One hundred (100) shares
Transfer of Shares	
Transfer office	Transfer Agent Dept., UFJ Trust Bank Limited 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Transfer agent	Transfer Agent Dept., UFJ Trust Bank Limited
Service office	Branches of UFJ Trust Bank Limited, Head Office, branches, and sales offices of The Nomura Securities Co., Ltd.
Registration fee	No charge
Commission for new share issuance	No charge
Buying of odd-lots	
Transfer Office	Transfer Agent Dept., UFJ Trust Bank Limited 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Transfer agent	Transfer Agent Dept., UFJ Trust Bank Limited
Service office	Branches of UFJ Trust Bank Limited, Head Office, branches, and sales offices of The Nomura Securities Co., Ltd.
Buying commission	The amount of trading commission per unit of shares, which is predetermined by the Tokyo Stock Exchange, is divided proportionally by the number of odd-lot shares below the unit.
Newspaper for public notice	The Nihon Keizai Shimbun
Privileges of shareholders	None

VII. Reference Information

The Company submitted the following documents to the authorities during the period from the first day of the current fiscal year by the date for filing financial statements.

(1) Securities Report and the attached documents
Fiscal year (54th term)
From April 1, 2001 to March 31, 2002
Submitted to Head of Kanto Local Finance Bureau on June 28, 2002.

(2) Securities Registration Statement and the attached documents
Submitted to Head of Kanto Local Finance Bureau on July 25, 2002.
The above is the securities statement prepared in accordance with the issuance of new shares.

(3) Amendment of the Securities Registration Statement and the attached documents
Submitted to Head of Kanto Local Finance Bureau on August 9, 2002.
This is the amendment report to the Securities Registration Statement submitted on July 25, 2002 due to the firm decision of the issue price and the amount transferred to the capital account.

(4) Amendment of Securities Report Submitted to Head of Kanto Local Finance Bureau on August 21, 2002.
This is the amendment report to amend Securities Report of the 54th term (From April 1, 2001 to March 31, 2002)

(5) Interim Report
(During 55th term) From April 1, 2002 to September 30, 2002
Submitted to Head of Kanto Local Finance Bureau on December 24, 2002

Part II. Information on Guaranty Companies of the Company, etc.

No applicable matters.

Arisawa Mfg. Co., Ltd.

Audit Report

June 28, 2002

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Mfg. Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the consolidated financial statements for the consolidated fiscal year from April 1, 2001 to March 31, 2002; that is, the consolidated balance sheet, the consolidated profit and loss statement, the consolidated earned surplus statement, consolidated cash flow statement and consolidated supplementary statements, all of which are listed in the State of Accounting of Arisawa Mfg. Co., Ltd.

We conformed audit standards, which are generally accepted as fair standards for auditing, and implemented such audit procedures as should be generally implemented.

As a result of the audit, we recognize that the accounting policies and procedures adopted for the consolidated financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used, and that the consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements, etc." (Ministerial Ordinance No. 28 of the Ministry of Finance in 1976).

Accordingly, we recognize and certify that the above consolidated financial statements present fairly the financial position as of March 31, 2002 and the results of the operations and the cash flows for the fiscal year ended March 31, 2002 of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Arisawa Mfg. Co., Ltd.

Audit Report of Independent Auditor

June 27, 2003

To: The Board of Directors
Arisawa Mfg. Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the consolidated financial statements for the consolidated fiscal year from April 1, 2002 to March 31, 2003; that is, the consolidated balance sheet, the consolidated profit and loss statement, the consolidated earned surplus statement, consolidated cash flow statement and consolidated supplementary statements, all of which are listed in the State of Accounting of Arisawa Mfg. Co., Ltd. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements independently.

We conducted our audits of these financial statements in accordance with generally accepted fair auditing standards in our country, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, assessing the accounting principles used and estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accordingly, we recognize and certify that the above consolidated financial statements present fairly the financial position as of March 31, 2003 and the results of the operations and the cash flows for the fiscal year ended March 31, 2003 of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries in accordance with generally accepted fair corporate accounting standards in our country.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Arisawa Mfg. Co., Ltd.

Audit Report

June 28, 2002

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Mfg. Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the financial statements for the 54th fiscal year from April 1, 2001 to March 31, 2002; that is, the balance sheet, the profit and loss statement, the earned surplus statement and supplementary statements, all of which are listed in the State of Accounting of Arisawa Mfg. Co., Ltd.

We conformed audit standards, which are generally accepted as fair standards for auditing, and implemented such audit procedures as should be generally implemented.

As a result of the audit, we recognize that the accounting policies and procedures adopted for the financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used, and that the financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements, etc." (Ministerial Ordinance No. 59 of the Ministry of Finance in 1963).

Accordingly, we recognize and certify that the above financial statements present fairly the financial position as of March 31, 2002 and the results of the operations and the cash flows for the fiscal year ended March 31, 2002 of Arisawa Mfg. Co., Ltd.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Arisawa Mfg. Co., Ltd.

Audit Report of Independent Auditor

June 27, 2003

To: The Board of Directors
Arisawa Mfg. Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the financial statements for the 55th fiscal year from April 1, 2002 to March 31, 2003; that is, the balance sheet, the profit and loss statement, the earned surplus statement and supplementary statements, all of which are listed in the State of Accounting of Arisawa Mfg. Co., Ltd. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements independently.

We conducted our audits of these financial statements in accordance with generally accepted fair auditing standards in our country, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, assessing the accounting principles used and estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accordingly, we recognize and certify that the above financial statements present fairly the financial position as of March 31, 2003 and the results of the operations and the cash flows for the fiscal year ended March 31, 2003 of Arisawa Mfg. Co., Ltd. in accordance with generally accepted fair corporate accounting standards in our country

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.